Registration No. 333-

# U.S. Securities And Exchange Commission

**Washington, D.C. 20549**

# FORM SB-2

**REGISTRATION STATEMENT**
**UNDER**
**THE SECURITIES ACT OF 1933**

# ClearWorks.net, Inc.

(Name of small business issuer in its charter)

| **Delaware** | **7373** | **76-0576542** |
|---|---|---|
| (State or jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification No.) |

**2450 Fondren, Suite 200, Houston, Texas 77063; 713) 334-2595**
(Address and telephone number of principal executive offices)

**2450 Fondren, Suite 200, Houston, Texas 77063; (713) 334-2595**
(Address of principal place of business or intended principal place of business)

With a copy to:
**Alan L. Talesnick, Esq.**
**Francis B. Barron, Esq.**
Patton Boggs LLP
1660 Lincoln Street
Suite 1900
Denver, Colorado 80264
(303) 830-1776

**Michael T. McClere, 2450 Fondren, Suite 200, Houston, Texas 77063; (713) 334-2595**
(Name, address and telephone number of agent for service)

**Approximate date of proposed sale to the public:**
**As soon as practicable after the effective date of this Registration Statement**

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

**CALCULATION OF REGISTRATION FEE**

| Title of each class of securities to be registered | Amount to be registered | Proposed maximum offering price per unit | Proposed maximum Aggregate offering Price | Amount of registration fee |
|---|---|---|---|---|
| Common stock that may be issued upon conversion of outstanding 6% Convertible Debentures held by the selling stockholder | 2,000,000 | $1.50(1) | $3,000,000 | $792 |
| Common stock that may be issued upon conversion of 6% Convertible Debentures that may be issued to the selling stockholder(2) | 1,333,334 | $1.50(1) | $2,000,000 | $528 |
| Common stock that may be issued upon the exercise of outstanding warrants to purchase common stock | 210,000 | $3.16(3) | $663,600 | $176 |
| Common stock that may be issued upon the exercise of warrants to purchase common stock that may be issued to the selling stockholder(4) | 140,000 | $3.16(3) | $442,400 | $117 |
| Common stock that may be issued as payment of interest or if additional shares are required to be issued upon conversion of 6% Convertible Debentures(5) | 500,000 | $2.75(6) | $1,375,000 | $363 |
| TOTAL | 4,183,334 | | $7,481,000 | $1,976 |

(1) The amount shown is the lowest currently contemplated conversion price per share of the 6% Convertible Debentures described in this registration statement on Form SB-2.

(2) Pursuant to the Conditional Warrant purchased by the selling stockholder, the Registrant has agreed to issue these debentures to the selling stockholder upon receipt from the selling stockholder of the notice and payment described in the prospectus section entitled "The Company—Recent Developments".

(3) The amount shown is the exercise price per share for the outstanding warrants described in this registration statement on Form SB-2, which exercise price is identical to the exercise price per share for the warrants that may be issued as described in footnote (4), below.

(4) Pursuant to the Conditional Warrant purchased by the selling stockholder, the Registrant has agreed to issue these warrants to the selling stockholder upon receipt from the selling stockholder of the notice and payment described in the prospectus section entitled "The Company—Recent Developments".

(5) The Company is registering the transfer of up to 500,000 of a not yet determined number of shares of common stock that may be issued as payment of accrued interest on the 6% Convertible Debentures or additional shares that may be required to be issued if the conversion price per share of the debentures falls below $1.50.

(6) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 based upon the average of the high and low bid and ask prices of the Registrant's common stock as reported on the OTC Bulletin Board on January 5, 2000, which is within five business days of the date of filing this registration statement on Form SB-2.

**The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.**

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

**PROSPECTUS DATED JANUARY 12, 2000**
**SUBJECT TO COMPLETION**

**SELLING STOCKHOLDER PROSPECTUS**

# CLEARWORKS.NET, INC.

## 4,183,334 Shares Of Common Stock

This prospectus relates to the transfer of up to 4,183,334 shares of common stock of ClearWorks.net, Inc. These shares consist of the following:

- 2,000,000 shares underlying 6% Convertible Debentures that have been issued to the selling stockholder;

- 210,000 shares underlying warrants to purchase common stock that have been issued to the selling stockholder;

- 1,333,334 shares underlying 6% Convertible Debentures that may be issued to the selling stockholder pursuant to the Conditional Warrant purchased by the selling stockholder;

- 140,000 shares underlying warrants to purchase common stock that may be issued to the selling stockholder pursuant to the Conditional Warrant purchased by the selling stockholder; and

- Up to 500,000 shares that may be issued to the selling stockholder to pay interest on the 6% Convertible Debentures or that may be required to be issued if the conversion price of the debentures falls below $1.50 per share.

The 6% Convertible Debentures and warrants that currently are outstanding were issued to the selling stockholder in a private placement exempt from registration under federal and state securities laws. Pursuant to the Conditional Warrant purchased by the selling stockholder we have also agreed to issue additional 6% Convertible Debentures and warrants to the selling stockholder upon receipt from the selling stockholder of the notice and payment described in the section of this prospectus entitled "The Company—Recent Developments".

The selling stockholder may sell its shares at market prices prevailing at the time of transfer, prices related to the prevailing market prices, or negotiated prices.

We will not receive any of the proceeds from the sale of these shares; however, we will receive proceeds from the sale of any additional 6% Convertible Debentures and warrants, as well as from the exercise, if any, of warrants.

**Investing in the common stock involves risks. See the "Risk Factors" section beginning on page 3. Our common stock is quoted on the OTC Bulletin Board under the symbol "CLWK". On January 5, 2000, the closing price of the common stock was $2.7187 per share.**

**Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.**

The date of this prospectus is January , 2000

## PROSPECTUS SUMMARY

*The following summary highlights information contained in this prospectus. It may not be complete and may not contain all the information that you should consider before investing in the common stock. You should read this entire prospectus carefully, including the "RISK FACTORS" section, the financial statements and the notes to the financial statements.*

**The Company** . . . . . . . . . . . . . . We provide voice, data and video transmission services to residential and commercial customers located primarily in the Houston, Texas area. Our services consist of installing and maintaining fiber optic cable and copper wire. We then sell Internet access, telephone service, and television programming over those lines.

**The Offering** . . . . . . . . . . . . . . . The selling stockholder may sell a total of 2,210,000 shares of common stock that may be issued to it upon the conversion, if any, of 6% Convertible Debentures and the exercise, if any, of warrants to purchase common stock. Pursuant to the Conditional Warrant purchased by the selling stockholder, the selling stockholder has the right to purchase additional 6% Convertible Debentures and warrants, and it also may use this prospectus to sell a total of 1,473,334 shares that may be issued to it upon the conversion or exercise of these additional debentures and warrants. The outstanding debentures and warrants were issued to the selling stockholder in a private placement exempt from the registration requirements of federal and state securities laws.

The selling stockholder also may use this prospectus to sell up to 500,000 shares of a not yet determined number of shares that may be issued to it as payment of interest on the 6% Convertible Debentures or that may be required to be issued if the conversion price per share of the debentures falls below $1.50.

**We will not receive proceeds from any sales of common stock by the selling stockholder. We will, however, receive proceeds of $3.16 per share upon the exercise, if any, of the warrants. We also will receive up to $2,442,400 if the selling stockholder exercises its right to acquire all the additional debentures and warrants.**

**Company Offices** . . . . . . . . . . . . Our offices are located at 2450 Fondren, Suite 200, Houston, Texas 77063, telephone number (713) 334-2595.

## RISK FACTORS

*The purchase of shares of common stock involves a high degree of risk. Before deciding whether to buy common stock, you should read this entire prospectus and carefully consider the following factors concerning the company in addition to the other information in this prospectus.*

**We have had operating losses in the past and there is no guarantee that we will again be profitable.**

We had net losses of $252,316 for the fiscal year ended December 31, 1998 and of $757,000 for the nine-month period ended September 30, 1999. Although we did have net earnings of $8,338 for the fiscal year ended December 31, 1997, there is no assurance that our future operations will again be profitable.

**We depend on key employees and our business may suffer if we lose either of these employees.**

We are highly dependent on the services of Michael T. McClere, our Chairman of the Board and Chief Executive Officer, and Shannon D. McLeroy, our President and Secretary. The loss of either or both of Mr. McClere or Mr. McLeroy could hurt our business. We do not carry "key man" life insurance on Mr. McClere or Mr. McLeroy, and there is no guarantee that we could replace either at an affordable compensation level.

**We depend on the availability of skilled labor which is difficult to attract and retain.**

We are growing rapidly, and our future success will depend to a significant extent upon our ability to attract, train and retain skilled technical, management, sales, marketing and consulting personnel. Competition for skilled personnel is intense, and if we fail to attract or retain such personnel our business could suffer.

**Many of our competitors have more resources than we do.**

Our Bundled Digital Services$^{sm}$ business is in intense competition with many cable, telephone and Internet companies, and competition is expected to increase. Our ability to compete depends upon many factors, some of which are beyond our control, including the timing of introduction of new products and enhancements to existing products that we and our competitors have developed, customer service and support, sales and marketing efforts, and the performance, price and reliability of our products.

Our competition includes Internet service providers, telecommunications companies and cable television companies that have longer operating histories, longer customer relationships, and substantially greater financial, management, technical development, sales, marketing, and other resources. We currently represent less than 1% of the domestic cable, telecommunications, and Internet market.

We believe that our strengths in attracting customers include: referrals from existing customers; our sales and marketing efforts, including establishment of strategic relationships within the residential and commercial real estate markets; customer service; and the overall cost-effectiveness of our products. We believe that these strengths will assist our efforts to attract a share of the ever-increasing market of customers who are requiring that their telephone, video and Internet services be provided by a single company. However, this trend also could cause greater competition, resulting in increased pricing pressures which could negatively affect our business, results of operations and financial condition.

**New government regulation could hurt our business.**

Our telecommunication and cable products are regulated by the federal, state and local governments. We are generally required to obtain regulatory approvals in connection with providing telephone and television services. For example, the cable and satellite television industry is regulated by the Congress and the Federal Communications Commission (the "FCC"), and various legislative and regulatory proposals under consideration from time to time may substantially affect our business. There is no guarantee that new laws or regulations will not affect our operations or that appropriate regulatory approvals will continue to be obtained.

**We are growing rapidly and may not be able to sustain our rapid growth.**

Because of our small size, we desire to continue to grow rapidly in order to achieve economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur it will place a significant strain on our financial, technical, operational and administrative resources. If we fail to continue to upgrade our technical, administrative, operating and financial control systems, or if unexpected difficulties occur, our business, financial condition and results of operations could be negatively affected and our growth rate could be slowed or eliminated.

**Our common stock is subject to penny stock regulation.**

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on national securities exchanges or quoted on the NASDAQ system). When our shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) our net tangible assets exceed $5,000,000 during our first three years of continuous operations or $2,000,000 after our first three years of continuous operations; or (2) we have had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the common stock is subject to the penny stock rules, stockholders may find it difficult to sell their common stock.

**There may be no market for the common stock, and stock prices have been volatile.**

There may be no ready market for the common stock and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. Investors should recognize the illiquidity of an investment in the common stock. Also, there has been an extremely limited public market for the common stock, and there is no assurance that the market will be sustained or will expand.

The price of the common stock is highly volatile. Due to the low price of the common stock, many brokerage firms may not deal with the common stock because it may not be economical for them to do so. This could have an adverse effect on developing and sustaining the market for the common stock.

In addition, there is no assurance that an investor will be in a position to borrow funds using the common stock as collateral.

For the foreseeable future, trading in the common stock, if any, will occur in the over-the-counter market and the securities will be quoted on the OTC Bulletin Board. The closing price for the common stock on January 5, 2000 was $2.7187. We do not anticipate that the common stock will qualify for listing on the NASDAQ stock market or any other market or exchange in the near future. Holders of the common stock may be unable to sell their common stock when they wish to do so, if at all. In addition, the free transferability of the common stock will depend on the securities laws of the various states in which it is proposed the common stock be traded.

**A block of our stock is owned by insiders.**

As of January 5, 2000, our current officers and directors as a group, together with their affiliates, beneficially owned approximately 38.6 percent of our stock.

## THE COMPANY

We sell voice, data and video transmission services to residential and commercial customers. Our operations are primarily focused in the Houston, Texas area and we also have a small office in Las Vegas, Nevada. In addition, we have entered into agreements to begin offering similar services to customers in the San Antonio, Texas area.

In order to provide our services, we install and maintain fiber optic and copper data transmission lines from our data transmission facilities to our prospective customers' properties. After the lines have been installed, we sell our customers telephone service, access to the Internet, and cable and satellite television programs, all of which are transmitted in digital format over the same lines. We refer to our ability to simultaneously offer telephone, Internet and television products as "Bundled Digital Services$^{sm}$", and we have applied for trademark protection for the term Bundled Digital Services$^{sm}$.

Our main corporate office is located at 2450 Fondren, Suite 200, Houston, Texas 77063. Our telephone number is (713) 334-2595 and our fax number is (713) 334-6565.

### Recent Developments

On December 13, 1999, we closed a private placement transaction with Candlelight Investors LLC, a Delaware limited liability company. We refer to this transaction as the "Private Placement".

Pursuant to the terms of the Private Placement, Candlelight paid us a total of $3,000,100 in exchange for the following:

- $3,000,000 total face value 6% Convertible Debentures (the "Initial Debentures");
- Warrants to purchase up to 210,000 shares of common stock (the "Initial Warrants"); and
- A Conditional Warrant which give Candlelight the right, until December 13, 2000, to acquire:
  - Additional $2,000,000 total face value 6% Convertible Debentures (the "Additional Debentures"); and
  - Additional warrants to purchase up to 140,000 shares of common stock (the "Additional Warrants").

Candlelight may exercise its right to acquire the Additional Debentures and the Additional Warrants upon written notice and payment to us of a total of $2,000,000. For additional information concerning the securities that have been, or may be, issued to Candlelight, please refer to "Description Of Securities—6% Convertible Debentures", and "—Warrants".

In connection with the Private Placement, we agreed to restrict sales of our securities for a period of 140 days, beginning on the date of this prospectus (the "Lock Up Period"). Most notably, we agreed not to sell any common stock, warrants, options, convertible debentures or other convertible securities unless the securities are issued in connection with (1) a public offering of at least $15 million, (2) in connection with an acquisition of additional businesses or assets, or (3) as compensation to employees, consultants, officers or directors.

We also agreed that if, during the 18-month period immediately following the Lock Up Period, we desire to sell any securities to any prospective investor, then Candlelight has a right of first refusal pursuant to which Candlelight may purchase all or part of the securities that we offer to the prospective investor, at terms identical to those offered to the prospective investor.

In connection with the Private Placement, we paid a finder's fee to Intratech Capital Partners Ltd. as compensation for Intratech's introduction of Candlelight to us. The finder's fee consisted of warrants to purchase up to 250,000 shares of our common stock at an exercise price of $2.50 per share. These warrants expire on November 11, 2000.

## PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the ticker symbol "CLWK". On January 5, 2000, the last sale price was $2.7187 per share of common stock. The table below presents the range of high and low closing bid prices per share for the common stock during each of the quarters indicated. These quotations were obtained from National Quotation Bureau, L.L.C. and reflect interdealer prices, without retail mark up, mark down or commission, and may not represent actual transactions.

| | Bid Prices | |
|---|---|---|
| Quarter Ended | High | Low |
| March 31, 1998 | $0.5625 | $0.375 |
| June 30, 1998 | $3.625 | $0.5625 |
| September 30, 1998 | $3.3125 | $1.03125 |
| December 31, 1998 | $2.15625 | $0.3125 |
| March 31, 1999 | $1.25 | $0.4375 |
| June 30, 1999 | $3.875 | $1.05 |
| September 30, 1999 | $7.9844 | $2.00 |
| December 31, 1999 | $2.3438 | $2.00 |

### Number Of Stockholders Of Record

On December 31, 1999, there were approximately 12,678 stockholders of record of the Company.

## DIVIDEND POLICY

No cash dividends have been declared or paid on the common stock since the Company was formed, and no dividends will be paid in the foreseeable future.

## BUSINESS AND PROPERTIES

### Strategy

Our strategy is to acquire and integrate into our organization technology and technology-based companies that are focused on the delivery of a suite of digital services to our clients. We are taking advantage of the convergence of telephone, cable TV, satellite TV, Internet and telecommunications technologies to accomplish our objectives. Our efforts are designed to take advantage of the

deregulation of the telecommunications industry based on the passage by the US Congress of the Telecommunications Act of 1996.

We initially began developing voice, data and video integration capabilities to address the needs of businesses. However, during early operations, we recognized an opportunity to utilize our expertise to develop and deliver Bundled Digital Services[sm] to residential customers directly. We then developed a proprietary solution to deliver our digital services package directly to consumers, and we developed technology that can utilize a high speed Internet connection for the delivery of all services.

**Research and Development**

We spent approximately $175,000 on research and development ("R&D") during 1999 and approximately $217,000 on R&D during 1998. We expect to continue to commit substantial resources for R&D in order to improve and expand the performance and capability of Bundled Digital Services[sm].

**Principal Operating Companies**

We have three wholly owned subsidiaries which constitute our principal operating companies: ClearWorks Structured Wiring Services, Inc., a Texas corporation (formerly known as Millennium Integration Technologies, Inc.); ClearWorks Communications, Inc., a Texas corporation; and ClearWorks Integration Services, Inc. (formerly known as Archer Mickelson Technologies, L.L.C., a Texas limited liability company). ClearWorks Communications has two wholly owned subsidiaries named Northpointe Telecom Services, L.L.C and Stonegate Telecom, L.L.C. ClearWorks Integration has two wholly owned subsidiaries named United Computing Group, Inc. and United Consulting Group, Inc., both of which are Texas corporations. We believe that we have an advantage by operating these companies together based on delivering similar services to both commercial and residential customers, much like the regional Bell operating companies do today. Additionally, we can utilize our proprietary technology to deliver voice, data and video solutions to both sets of customers via the Internet.

Our ClearWorks Structured Wiring Services, Inc. subsidiary focuses primarily on developing commercial accounts for deployment of structured wiring solutions. These customers consist of companies that seek outside expertise to deploy fiber optic and copper-based structured wiring solutions. ClearWorks Structured Wiring generates revenue through time and materials billings, consulting contracts, service and support contracts. We do not intend for ClearWorks Structured Wiring to focus on product sales, but rather on acting as a provider of structured wiring solutions.

Our ClearWorks Communications, Inc. subsidiary focuses primarily on the delivery of integrated voice, data and video services to the residential marketplace. Our proprietary technology enables this subsidiary to proceed into the voice, data and video market for bundled consumption. We foresee deploying dialtone, multi-channel digital video services, dedicated Internet connectivity, on-demand video rental, voicemail, and a community intranet as a Bundled Digital Service[sm] over one wire into the home. The market for these customers is just beginning to develop and is benefited by a strategic business alliance with other companies in the technology market. ClearWorks Communications is providing solutions to consumers by implementing technology both within the community and within the home. Within the residential community, ClearWorks Communications is installing fiber optic backbones to deliver voice, data and video solutions directly to consumers.

Our ClearWorks Integration Services, Inc. subsidiary provides information technology staffings, network engineering, vendor evaluation of network hardware, implementation of network hardware, and support of private and enterprise networks. Additional services include desktop rollouts, multi-platform supports and Local Area Networks ("LAN"), as well as Wide Area Networks ("WAN") analysis and server deployment. Through its United Computing Group and United Consulting Group subsidiaries, ClearWorks Integration is engaged in the Internet consulting, design and implementation

business. This business includes the sale, installation and integration of computer hardware equipment as well as information technology and staffing.

To further our operations, we have developed a Remote Response Center which consists of three primary components: the Network Support Center; the Remote Network Management Center; and the Internet Support Center. The Network Support Center is fully operational and provides existing clients with advanced technical support and comprehensive network operational support. The Remote Network Management Center enables the Company's Systems Engineers to monitor and administer clients' LAN and WAN systems remotely from our headquarters by means of an established communication link. The Internet Support Center offers a broad range of services including Internet access, security and publishing services. We intend to leverage the services provided by the Remote Response Center in order to enhance our long-term client relationships and to expand the scope of services offered to existing and potential clients.

Our software and hardware products are designed to enhance our ability to provide complex technology solutions for enterprise-wide networks. The Company is an authorized nonexclusive reseller of networking products, which enables us to deliver integration services. Generally, our products are technically sophisticated and require a high level of integration services for successful deployment. The Company has nonexclusive reseller relationships with many industry-leading vendors of information technology products, including Compaq, Computer Associates, Network Associates, IBM, Hewlett Packard, Alctel Cabling Systems and 3Comm. We also purchase technology from Cisco Systems, Netscape and General Instruments. We are a value added reseller; that is, we purchase hardware and software directly from the manufacturer and resell these products at a higher price (retail) directly to our customers. Our relationships with these leading aggregators of computer hardware and software enable us to provide clients with competitive product pricing, ready product availability and services such as electronic product ordering, product configuration and testing, and product warehousing and delivery. Moreover, these relationships enable us to reduce inventory costs by not carrying inventory normally associated with the delivery of these products.

We also are a nonexclusive value added reseller of fiber and copper for companies such as Seicor Corporation, Lucent Technologies, Panduit, Leviton Telecom, AMP Incorporated, Ortronics, Siemen Corporation and Belldon Wire & Cable. There are no binding long-term commitments with respect to any of the business relationships referred to in this or the preceding paragraph of this section. Each of these relationships can be terminated by either party at any time.

**Revenues.** We derive 51% of our revenues from network cabling and wiring; 45% of revenues from integration services; and 4% of revenues from software administration.

**Markets, Marketing and Advertising.** Although our core market is the Houston, Texas area, potential markets include most suburban and urban areas in the United States and perhaps in other countries. Most of our marketing comes from direct efforts by employees. The remainder of our marketing is in the form of referrals from suppliers, together with a limited amount of advertising in trade magazines and newsletters.

**Principal Suppliers.** ClearWorks Structured Wiring Services, Inc. purchases all of its fiber, IBM Home Director boxes, switches, connectors, interducts, and routers from several vendors, principally from G.E. Supply, Anixter, Accu-Tech Supply, LiteComm Supply Company, TVC Communications, and Rexel/Summers.

ClearWorks Integration Services, Inc. purchases most of its software products from Tech Data or directly from the respective manufacturers of these products.

ClearWorks Communications, Inc. purchases most of its supplies and equipment from TVN Entertainment Corp., B&H Commercial Services, TVC Incorporated and Siecor Corporation. ClearWorks Communications also purchases supplies and software from General Instruments, Cisco Systems, and Netscape, either directly from the respective manufacturers of these products or through distributors.

We have not experienced shortages or other difficulties in obtaining components, supplies or other materials. We currently anticipate that components, supplies and other necessary materials will remain readily available.

**Website.** We maintain an Internet website at http://www.clearworks.net where information about our services can be found. The website provides customers with a mechanism to request additional information on services and allows customers to obtain contact information for particular services and support. However, we do not earn any revenues from the operation of the website, which is informational only. Moreover, our website is not a part of this Registration Statement on Form SB-2.

**Background**

On September 18, 1997 Millennium Integration Technologies, L.L.C. (the "LLC") was organized as a Texas limited liability company. At the time, the LLC concentrated mainly on software administration and networking integration. Shannon D. McLeroy, our current President, was the founder of the LLC.

Michael T. McClere, our current Chief Executive Officer, joined the management of the LLC in early 1998, and on April 9, 1998 the LLC reorganized itself into Millennium Integration Technologies, Inc., a Texas corporation ("Millennium Texas").

On April 27, 1998, Southeast Tire Recycling, Inc. ("Southeast"), a publicly traded Florida corporation with no ongoing operations that previously had been engaged in the tire recycling business, purchased the stock of Millennium Texas. As a result, Millennium Texas became a wholly owned subsidiary of Southeast. The exchange of shares between Millennium Texas and Southeast was accounted for as a recapitalization of the Millennium Texas operations into the corporate shell of Southeast. At the time of this transaction, Southeast was an empty corporate shell.

On May 12, 1998, Southeast merged with and into ClearWorks Technologies, Inc., our company. At the time of the merger, we were a Delaware corporation with no stockholders, and the stockholders of Southeast became our stockholders. The exchange of shares with Southeast was accounted for as a second recapitalization of the Millennium Texas operations into our corporate shell.

We then proceeded to expand our high tech business by acquiring InfraResources, L.L.C. through our wholly owned subsidiary, Millennium Texas, on May 26, 1998. We paid $40,000 cash and 80,000 shares of our common stock, which we valued at $2.06 per share for the purposes of this transaction, in exchange for all the outstanding interests of InfraResources. The funding for this acquisition was derived from our revenues. InfraResources is a provider of high-end consulting services with respect to integrated solutions for client/server based computing.

On May 29, 1998, we acquired all the outstanding shares of Team Renaissance, Inc. in exchange for 156,250 shares of common stock, which we valued at $2.06 per share for the purposes of this transaction. Team Renaissance is a provider of network computing solutions that specializes in delivering systems integration services, design services, and structured wiring solutions.

On November 19, 1998, we purchased all the assets of Vidatel Communications, a sole proprietorship owned by Juan "John" Diaz, which is engaged in the business of laying fiber optic and copper based cable. We issued Mr. Diaz 98,039 shares of common stock, which we valued at $1.53 per share for the purposes of this transaction, in exchange for the Vidatel assets. We did not incur liabilities

in this transaction except for assuming a note payable to Planet Ford bearing interest at 13.46%, due $513.33 monthly until September 2002, in the principal amount of $18,078.

On May 14, 1999, we acquired all the membership interests of Archer-Mickelson Technologies, L.L.C. and Archer became our wholly owned subsidiary. Archer provides the integration services described above in the description of the business of ClearWorks Integration Services, Inc. We paid $50,000 and 75,000 shares of common stock for the purchase of Archer, which we valued at $1.00 per share for the purposes of this transaction. In addition, we agreed to pay obligations of Archer in the amount of $5,547. The funding for the cash portion of this acquisition was derived from our revenues. On June 3, 1999, Archer reorganized itself into ClearWorks Integration Services, Inc., a Texas corporation.

In April 1999, we began using the name ClearWorks.net, Inc. The primary reason for the use of the new name, which refers to the Internet, is that we utilize Internet protocol technology in providing Bundled Digital Services[sm] to our customers. Our activities also relate to the Internet because our use of high-speed fiber optics cable is anticipated to aid in reducing Internet bottlenecks. By the time we started using the new name, we had three wholly owned subsidiaries:

(1) ClearWorks Integration Services, Inc. (formerly Archer-Mickelson Technologies),

(2) ClearWorks Structured Wiring, Inc. (formerly Millennium Integration Technologies, Inc.), and

(3) ClearWorks Communications, Inc. (which has two wholly owned subsidiaries called Northpointe Telecom Services, L.L.C. and Stonegate Telecom, L.L.C.).

On December 30, 1999, we acquired all the outstanding stock of two Texas corporations, United Computing Group, Inc. and United Consulting Group, Inc. (collectively referred to as "UCG"). Both companies became wholly owned subsidiaries of ClearWorks Integration. UCG provides Internet consulting, design, and implementation, including the sale, installation and integration of computer hardware equipment, as well as information technology and staffing. This type of business is typically referred to in the technology industry as an accelerator company. We paid 2,000,000 shares of common stock for the purchase of UCG, which we valued at $2.25 per share for the purposes of this transaction. In addition, we provided UCG a $500,000 loan, the proceeds of which were used to repay loans to UCG made by former shareholders of UCG. The funding for the cash portion of this acquisition was derived from funds raised in the Private Placement.

**Business Developments**

We have formed a strategic business alliance with Land Tejas Development, L.L.C. ("Land Tejas"), a major real estate developer in Houston, Texas. We currently are beginning the installation of a state-of-the-art multi-channel video, telephone and Internet communications network, which we refer to as Bundled Digital Services[sm], in each of the Land Tejas development projects in Houston, Texas. The first development project to receive this network will be the Canyon Gate project. The project is underway and fiber optic cable will be installed in each of the Canyon Gate communities beginning with the Canyon Gate at Northpointe subdivision in Houston, Texas. On March 26, 1999, we entered into a service agreement with Land Tejas Development at Northpointe, L.L.C. and the Canyon Gate at Northpointe Home Owner's Association to begin installing Bundled Digital Services[sm] in the Northpointe subdivision. Moreover, on March 26, 1999, ClearWorks Communications, Inc. formed a wholly owned subsidiary company, Northpointe Telecom Services, L.L.C., and it is anticipated that this company will service the Northpointe area. It is further anticipated that the Bundled Digital Services[sm] will provide many benefits to the homeowners in these communities, and we believe our efforts will receive national attention based on the types of services delivered and the innovation associated with its delivery.

As of January 6, 2000, installation was complete at 189 homes at Northpointe and these homes were connected to receive our video and Internet transmission services, with basic local telephone exchange service newly available at the election of each homeowner. After a three-month period of full Bundled Digital Services$^{sm}$, which is to be paid for by the developer, substantially all these homes are anticipated to elect to subscribe for Bundled Digital Services$^{sm}$ at their own respective expense.

The Bundled Digital Services$^{sm}$ installation at Canyon Gate communities is anticipated to be completed over a span of three years ranging through mid-year 2002.

**Bundled Digital Services$^{SM}$**

We believe that there is substantial demand from customers for bundled telecommunications services provided on a single monthly bill and with a single point of contact for all sales and services. Through our Bundled Digital Services$^{sm}$ business, we can provide a broad array of telecommunications services aimed at addressing customers' needs, including basic local exchange services (i.e. local telephone services or dialtone), enhanced switch services (i.e. telephone options such as call waiting, caller identification, voicemail, etc.), Internet services, and video channel transmission services.

Our Bundled Digital Services$^{sm}$ customers receive video, audio and data signals transmitted by nearby television and radio broadcast stations, terrestrial microwave relay services and communications satellites. The signals are then amplified and distributed by optical fiber to the premises of customers who pay a fee for the service. In many cases, video signals also originate and distribute local programming. Our multi-channel video systems generally will carry up to 1,000 digital channels. Compressed digital video technology converts on average as many as 14 analog signals (which also will be used to transmit video and voice) into a digital format and compresses the signals (which is accomplished primarily by eliminating the redundancies in television imagery) into the space normally occupied by one analog signal. The digitally compressed signal is uplinked to a satellite, which retransmits the signal to a satellite dish or to a head-end facility at the sub-division to be distributed via optical fiber to the customer's home. At the home, a set-top video terminal converts the digital signal into analog channels that can be viewed on a normal television set.

**High-Speed Internet Access**

The use of computers, online services and the Internet has increased significantly over the last few years. We believe in the revenue opportunities of Internet-related services and are taking advantage of these opportunities by developing and providing high-speed Internet access via our advanced network and point to point optical fiber. By using Bundled Digital Services$^{sm}$ network technology that delivers multi-channel video and telephone services, users can access the Internet at speeds up to hundreds of times faster than existing telephone modems. In particular, we intend to offer residential subscribers Internet services that deliver data to homes through a fiber optic backbone infrastructure at speeds up to hundreds of times faster than traditional telephone dial-up alternatives.

**Service And Programming Charges**

Subscribers to our Bundled Digital Services $^{sm}$ generally will be charged monthly fees based on the level of service selected, either Basic Bundled Services, Enhanced Bundled Services or Maximum Bundled Services. Monthly prices for the various levels of services (excluding services offered on a per-channel or per-program basis) range generally from $78 to $138 for residential customers. Other services offered include equipment rentals, usually for an additional monthly fee. Systems offering pay-per-view movies generally charge between $4 and $6 per movie, and systems offering pay-per-view events generally charge between $6 and $50, depending on the event. A one-time installation fee generally is charged for connecting subscribers to the Bundled Digital Services$^{sm}$, however, the installation fee has been waived for the residents at Canyon Gate at Northpointe.

### Sales Force

Our sales professionals are trained to provide commercial and residential customers with sales and customer service relating to all of our services. Once a customer contracts with us for services, we assign a single account relations representative who has the responsibility of proactively contacting the customer to confirm satisfaction with existing products and to promote new services and programs. Our sales staff works to gain a better understanding of the customer's operations in order to develop innovative, application-specific solutions to each customer's needs. Sales personnel locate potential business customers by several methods, including customer referral, market research, cold calling and other networking alliances.

### Possible Future Acquisitions

We have examined the size and highly fragmented composition of our industry and have identified the potential to carry out a market roll-up within the systems integration marketplace. Initially, we intend to expand our business through selective, strategic acquisitions of other companies with complementary businesses, which companies' revenues range from $1 million to $15 million. We believe that companies in this range of revenues may be receptive to our acquisition program because often they are too small to be identified by larger public companies as acquisition targets of or to independently attempt their own public offering. In particular, we intend to focus our acquisition strategy on candidates which have a proven record of delivering high-quality technical services and a customer base of large and mid-sized companies and which could benefit from our anticipated access to sources of financing as well as our long-term growth strategy.

Generally, acquisition candidates are introduced to us through mutual colleagues or referrals from suppliers and vendors and, occasionally, companies that are seeking to be acquired present themselves to us. We anticipate using our common stock as the primary source of funding future acquisitions. We typically conduct our acquisitions by entering into stock-for-stock transactions or asset purchase agreements.

We continue to seek out acquisition candidates that are identified in the manner described above and are currently exploring acquisition possibilities, on a preliminary basis, with a number of possible candidates.

### Regulation and Legislation

As described above in "Risk Factors—New government regulation could hurt our business", our business is subject to regulation by governmental authorities. Following is an overview of some of the laws and regulations which affect our operations.

**Federal Laws.** The Cable Communications Policy Act of 1984 ("1984 Cable Act"), the 1992 Cable Act and the 1996 Telecommunications Act are the principal federal statutes governing the cable television industry. These statutes regulate, among other things, the following:

- Cable system rates for both basic and non-basic services; programming access and exclusivity arrangements;
- Access to cable channels for public, educational and governmental programming;
- Leased access terms and conditions;
- Horizontal and vertical ownership of cable systems;
- Consumer protection and customer service requirements;
- Franchise renewals;

• Television broadcast signal carriage requirements and retransmission consent;

• Technical standards; and

• Privacy of customer information.

**Federal Regulations.** The FCC is the principal federal regulatory agency with jurisdiction over cable television. The FCC has promulgated regulations implementing federal laws which cover our operations. Nearly all cable television systems are subject to local rate regulation of basic service pursuant to a formula established by the FCC and enforced by local franchising authorities. In response to complaints filed by franchising authorities, federal legislation requires the FCC to review rates for non basic service tiers, known as "cable programming service tiers" ("CPST"), except for per-channel or per-program services. Federal legislation also (1) prohibits cable television systems from requiring subscribers to purchase service tiers above basic service in order to purchase premium service if the system is technically capable of doing so, (2) requires the FCC to adopt regulations to establish, on the basis of actual costs, the price for installation of cable service and rental of cable equipment, and (3) and allows the FCC to impose restrictions on the retiering and rearrangement of basic and CPST services under limited circumstances.

Under the 1996 Telecommunications Act, regulation of CPST rates terminated on March 31, 1999. Regulation of both basic and CPST rates also ceases for any cable system subject to "effective competition." The 1996 Telecommunications Act expanded the definition of "effective competition" to cover situations where a local telephone company or its affiliate, or any multi channel video provider using telephone company facilities, offers comparable video service by any means except DTH.

Under federal regulations, cable television operators have the opportunity to make cost-of-service showings which, in some cases, may justify rates above the applicable benchmarks. The regulations also provide that future rate increases may not exceed an inflation-indexed amount, plus increases in costs beyond the cable operator's control such as taxes, franchise fees and programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels or significantly upgrades its system. In addition, new product tiers consisting of services new to the cable system can be created free of rate regulation as long as conditions are met. For example, services may not be moved from existing tiers to the new product tier. The rules also require that charges for cable-related equipment (for example, converter boxes and remote control devices) and installation be itemized separately from the provision of cable television service and the charges must be based upon actual costs plus a reasonable profit. Also, local franchising authorities and the FCC are empowered to order a reduction of existing rates which exceed the maximum permitted level for either basic and CPST services and associated equipment, and refunds can be required.

**Public Utility Commission of Texas.** On August 26, 1999, the Public Utility Commission of Texas approved our application for a service provider certificate of operating authority, and we became a Competitive Local Exchange, which also is referred to as a CLEC.

We pursued that CLEC application because the Telecommunications Act of 1996 mandated that the monopoly in local exchange service be opened to competition. Thus, incumbent providers must allow other companies to interconnect with existing phone networks and buy facilities from the owners of these networks. These steps are critical for competitors to solicit customers with the assurance that they will receive quality service. Becoming a CLEC gave us access to Southwestern Bell's dial tone, thus saving potentially tens or hundreds of millions of dollars on infrastructure investments.

**Employees**

We had a total of 72 employees at January 5, 2000 in addition to independent contractors. We currently outsource human resources functions for employment administration and benefits management services. None of our employees is represented by a labor union with respect to his or her

employment by us. We have not experienced any organized work stoppages and believe that our relationship with employees is good.

**Outstanding Loans**

On August 4, 1999 we borrowed $801,512 from KMA Investments at an interest rate of 12% per year. This loan is due on or before July 9, 2000 and is evidenced by a promissory note. If the note and all accrued interest is not paid when due, the delinquent amount automatically converts into shares of our common stock at the rate of one share for each $1.375 of principal and/or interest. We may prepay principal and interest only after giving the holder 30 days prior notice to effect conversion. We intend to rely upon future debt and equity offerings to finance our operations.

On October 14, 1999, we borrowed $500,000 from NTL Securities. This loan is evidenced by a promissory note and accrues interest at the rate of 12% per year. All accrued and unpaid principal and interest are due on May 1, 2001.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and comparison of the financial condition and results of our operations as of and for the nine month periods ended September 30, 1999 and September 30, 1998. Also included is a similar discussion and comparison as of and for the years ended December 31, 1998 and 1997. These discussions should be read in conjunction with the financial statements, the notes related to the financial statements, and the other financial data included in this prospectus.

### Results of Operations

***The nine months ended September 30, 1999 compared with the nine months ended September 30, 1998.***

The following table includes significant information regarding our operations during the nine month periods ended September 30, 1999 and 1998:

| | Nine months ended September 30, 1999 | Nine months ended September 30, 1998 |
|---|---|---|
| Revenues | $2,052,000 | $546,000 |
| Cost of goods sold | $1,414,000 | $441,000 |
| Net loss | $ (757,000) | $ (61,000) |
| Net loss per share | $ (.05) | $ (.01) |

*Revenues.* Total revenue increased from $546,000 in 1998 to $2,052,000 (an increase of 276%) for the nine month period ended September 30, 1999. We acquired three companies during 1998 and one company during 1999. As a direct result of these acquisitions, we have been able to significantly increase our revenues from the primary areas in which we operate.

Revenues from structured wiring solutions for residential, commercial and education clients was $923,000, an increase of $753,000 over the same period last year. We deployed structured wiring solutions in 265 homes in the Canyon Gate at Northpointe, Stonegate and Cinco Ranch sub-divisions in the Houston area during the nine months ended September 30, 1999. A total of eight home-builders used our structured wiring solutions during this period. We also deployed structured wiring solutions for three Houston area independent school districts and numerous commercial customers.

Revenues from integration services increased from $376,000 during 1998 to $1,122,000 (an increase of 198%) for the 1999 period. Integration revenues are derived from three principal product lines; information technology staffing and network engineering, vendor evaluation of network hardware and implementation of network hardware and support of private and enterprise networks. We have been able to increase revenues in the integration area primarily due to the acquisition of Archer Mickelson, L.L.C. in May 1999.

Revenues from delivery of Bundled Digital Services℠ were $7,000 for the nine months ended September 30, 1999. We began billing for services to 93 homes in the Canyon Gate at Northpointe sub-division in September 1999. We currently deliver video and data services to these homes and have signed an interconnection agreement with Southwestern Bell Telephone Company to begin delivering voice communications services during the first quarter of 2000. Subscriber revenues will increase as additional homes are completed within the sub-division and a full complement of integrated voice, video and data are delivered to the homes.

*Cost of sales.* Cost of sales increased to $1,414,000 for the nine months ended September 30, 1999, from $441,000 in the same period of 1998 (an increase of 221%). Increases in materials and supplies purchased and salaries and related costs are the primary components of the increase. These

increases are directly related to increased business activity during the period. Other operating costs are comprised primarily of vehicle expenses, travel expenses and other miscellaneous expenses associated with field work.

*Gross profit.* Gross profit for the nine months ended September 30, 1999 increased to $638,000 (an increase of 508%) over the same period last year. Gross profit margin increased to 31.1% for the 1999 period compared to 19.2% for the 1998 period. The favorable increases are attributable to increased revenues and higher profit margins on goods and services delivered to customers.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased by $1,215,000 (an increase of 732%) to $1,381,000 for the nine months ended September 30, 1999, from $166,000 in the 1998 period. We have added administrative and sales personnel during the 1999 period in order to implement our business plan of increasing sales to all of our markets and business segments, providing customer support and corporate administration. As part of our compensation plan, shares of common stock and cash were awarded to employees during the 1999 period. The value associated with the issuance of the stock was $93,000 and is reflected in our statements of operations as incentive compensation.

Other support costs increased from $108,000 for the 1998 period to $746,000 for the 1999 period. One major component of this category is the cost of accountants and attorneys in connection with the recent filing of our General Form For Registration Of Securities on Form 10-SB, pursuant to which we now file regular reports as required by the Securities Exchange Act of 1934. These costs amounted to $211,000 for the 1999 period, a portion of which also applied to general corporate matters. Other components of this category are increased rent expense for our executive offices, the cost of investor relations and related expenses, the cost of telephone, travel and entertainment and other administrative support expenses.

We amortize, over a five year period, the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and record as goodwill. Amortization of goodwill was $98,000 and $41,000 for the 1999 and 1998 periods, respectively.

*Other income/expense.* Other income and expense is comprised of interest income and expense. We earned $55,000 in interest during the period ended September 30, 1999. Interest expense increased to $24,000 during the 1999 period and is composed of interest paid on field vehicle loans and accrued interest on a promissory note due in 2000.

*Income taxes.* Income taxes for the period were $45,000. We assumed a federal tax liability in our acquisition of Archer Mickelson, L.L.C. which was paid during the period and recorded as tax expense. Archer Mickelson, L.L.C. (now known as ClearWorks Integration Services, Inc.) is now one of our wholly owned subsidiaries and will be included in the consolidated Federal tax return to be filed in the year 2000.

The following summary table presents comparative cash flows for the nine months ended September 30, 1999 and 1998.

| | **Nine months ended September 30, 1999** | **Nine months ended September 30, 1998** |
|---|---|---|
| Net cash used in operating activities | $ (628,000) | $ (87,000) |
| Net cash used in investing activities | $(2,067,000) | $(208,000) |
| Net cash provided by financing activities | $ 2,635,000 | $ 381,000 |

Cash used in operating activities for the nine months ended September 30, 1999 was $628,000, an increase of $541,000 over the same period in 1998. The primary components of the increase were a net

loss of $757,000, an increase in accounts receivable of $865,000, an increase in notes receivable of $58,000, and a decrease in accrued expenses of $63,000. This was partially offset by an increase in accounts payable of $914,000. Cash used by investing activities was $2,067,000, an increase of $1,859,000 over the same period in 1998. The primary component of the increase was the construction of the head-end facility at the Canyon Gate at Northpointe sub-division. Cash provided by financing activities for the nine month period ended September 30, 1999, was $2,635,000 which was provided by the sale of Company common stock and borrowings.

***The fiscal year ended December 31, 1998 compared with the fiscal year ended December 31, 1997.***

The following table includes information regarding our operations during 1998 and 1997:

| | Year ended December 31, 1998 | Year ended December 31, 1997 |
|---|---|---|
| Revenues | $1,090,000 | $114,000 |
| Cost of Goods Sold | $1,054,000 | $ 88,000 |
| Net Earnings (Loss) | $ (252,000) | $ 8,000 |
| Net Earnings (Loss) Per Share | $ (.03) | $ .01 |

The following summary table presents comparative cash flows for the years 1998 and 1997:

| | Year ended December 31, 1998 | Year ended December 31, 1997 |
|---|---|---|
| Net cash used in operating activities | $ (90,000) | $(40,000) |
| Net cash used in investing activities | $(236,000) | $ (2,000) |
| Net cash provided by financing activities | $ 484,000 | $ 47,000 |

Cash used in operating activities for 1998 was $90,000 as compared to $40,000 for 1997. The primary component of the increase in cash used in operating activities was a net loss of $252,000 recorded for 1998. This was partially offset by increases in accrued expenses and payroll and sales taxes payable. Cash used by investing activities was $236,000 in 1998 as compared to $2,000 for 1997. Capital expenditures during 1998 were the primary use of cash for investing activities. The increase in cash provided by financing activities in 1998 was primarily provided by sales of common stock.

At December 31, 1998, we had cash balances totaling $162,000 and net working capital of $91,000.

The increase in the assets from $72,000 at December 31, 1997 to $1,190,000 (an increase of 1,553%) at December 31, 1998, resulted primarily from (1) the acquisitions of Team Renaissance, Inc. and InfraResources, L.L.C., and (2) the acquisition of the assets of Vidatel Communications in November 1998.

The increase in the liabilities from $62,000 at December 31, 1997 to $292,000 (an increase of 371%) resulted primarily from the increase in business operations, number of employees, and the purchase of equipment, furniture and fixtures.

During 1998, stockholders' equity increased to $885,000 from $9,000 (an increase of 9,733%). This increase was primarily attributable to the acquisition/merger with other companies and financing activities.

Total revenues increased from $114,000 during 1997 to $1,090,000 during 1998 (an increase of 856%), following the change of our line of business to that of a high-tech provider of voice, data and video services. As a result of the increased level of business and the increased cost of goods sold and services related to such operations, cost of goods sold increased from $88,000 during 1997 to $1,054,000 (an increase of 1,098%) during 1998; and gross profit increased to $36,000 during 1998 from $26,000

during 1997. The primary components which increased cost of goods sold from 1997 to 1998 were an increase in the number of employees performing services for customers, an increase in the amount of materials and supplies provided to customers and an increase in other manufacturing costs. A majority of these increases were a result of our acquisitions during 1998.

Operating expenses increased from $16,000 in 1997 to $278,000 in 1998 (an increase of 1,638%), arising primarily from our increased level of operations and amortization of goodwill associated with our 1998 acquisitions. Advertising expenditures were increased in order to expand our market and the number of employees and consultants was increased in order to implement our business plan. Other support costs were $174,000 (an increase of 988%) over 1997 costs of $16,000. The primary components of this classification are office rent, supplies, insurance, telephone, travel and entertainment and investor relations.

During 1998, we realized a net loss of $252,000 compared to net earnings of $8,000 during 1997. The primary contributing factors to the net loss for 1998 were higher than anticipated cost of goods sold coupled with an increase in operating expenses required to implement our business plan.

**Capital Expenditures**

We have incurred capital expenditures for construction of operating facilities, transportation and other equipment, office furniture and computer equipment used in our operations and leasehold improvements for our executive offices. Capital expenditures during 1998 totaled $210,000 and for the nine months ended September 30, 1999 totaled $2,032,000. The head-end facility at Canyon Gate at Northpointe has been completed and we recently began installing conduit in the ground at the Stonegate subdivision to begin deployment of Bundled Digital Services$^{SM}$ to the residents of Stonegate.

**Capital Resources**

Capital resources have been provided primarily by capital contributions from stockholders, through an offering of common stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized $1,000,000, and a private placement of restricted common stock to a total of two entities which also realized $1,000,000. In addition, we issued a promissory note on August 4, 1999, which is due July 9, 2000, in the principal amount of $801,512 at an annual interest rate of twelve percent. If the note and all accrued interest is not paid when due, the delinquent amount automatically converts into shares of common stock at the rate of one share for each $1.375 of principal and/or interest. We may prepay principal and interest only after giving the holder 30 days prior notice to effect conversion. At maturity, the holder of the note has the right to convert the principal and unpaid interest of the note into restricted common stock.

On October 14, 1999, we issued a promissory note to NTL Securities in the principal amount of $500,000. This note carries a 12% rate per year and is payable on or before May 1, 2001.

On December 13, 1999, we borrowed $150,000 from Michael T. McClere, our Chairman Of The Board and Chief Executive Officer. This loan was evidenced by a promissory note and bore interest at the rate of 12% per year until we repaid it on January 10, 2000.

**Liquidity**

Our ability to satisfy financial obligations depends in part upon reaching a profitable level of operations and securing short and long-term financing for development of commercial and residential products. We are currently negotiating with financial institutions to provide additional funding through a combination of debt and equity to fund our business plan. There is no assurance that short and long-term financing can be obtained to fulfill our capital needs. If short or long-term financing is unavailable, we will attempt to sell additional common stock to meet current and future capital needs.

If we are not able to obtain either short or long-term funding or funding through the sale of common stock, we will have to change our business plan and fund operations with internally generated funds from our integration, structured wiring and communications business units.

**Year 2000 Disclosure**

Historically, many computer systems and applications used two-digit date fields to designate a year. Thus, prior to January 1, 2000, there was a great deal of concern whether date sensitive systems would recognize the year 2000 as 1900 or not at all; if these systems were not able to recognize or properly treat the year 2000, critical financial and operational information would be incorrectly processed. We refer to this situation as the Year 2000 Issue.

During 1999, we assessed the impact of the Year 2000 Issue on our computer systems, software and other equipment (collectively, the "Systems") and initiated a program to eliminate or mitigate potential effects of the Year 2000 Issue on our operations. We utilized both internal and external resources in implementing our Year 2000 program, which consisted of the following phases:

- Assessment Phase. Structured evaluation, including a detailed inventory outlining the impact that the Year 2000 Issue may have on our operations.
- Detailed Planning Phase. Establishment of priorities, development of specific action steps and allocation of resources to address the issues identified in the Assessment Phase.
- Conversion Phase. Implementation of the necessary system modifications as outlined in the Detailed Planning Phase.
- Testing Phase. Verification that the modifications implemented in the Conversion Phase were successful in resolving the Year 2000 Issue so that all inventory items will function properly, both individually and on an integrated basis.
- Implementation Phase. Final roll-out of fully tested components into an operational unit.

We completed each of the phases described above and confirmed that our Systems were Year 2000 compliant. Based on communications with suppliers, vendors and customers, we believe, but have not received written confirmation, that our suppliers, vendors and customers are Year 2000 compliant. However, date sensitive systems may in the future encounter difficulties with recognizing the year 2000 because accounting, operating and other systems have not yet been required to reconcile dates prior to January 1, 2000 with those on or after January 1, 2000. Therefore, there can be no assurance that our evaluations of Year 2000 compliance matters will continue to be correct until, at the earliest, January 1, 2001.

A significant source of our continuing revenue comes from sales of cable television signals and access to telephone and Internet services (collectively, the "Communications Products"). We obtain the Communications Products from third-party vendors. In the event that any Communications Products provider does not remain Year 2000 compliant, our operations may be materially adversely impacted because we would not be able to re-sell the affected Communications Product to our customers. As a contingency in the event of such failure, we will attempt to obtain any affected Communications Products from other third-party vendors. However, noncompliance by a Communications Products provider would also affect our competitors and we would then be in competition for the acquisition of replacement Communications Products. There is no assurance that we would be able to obtain adequate replacement Communications Products in a timely manner or at a non-material cost.

We also have considered other potential effects on our operations if our Systems, suppliers, vendors and customers do not remain compliant. Except as described above regarding Communications Products, we believe that the non-compliance of any one supplier, vendor or customer would not have a material adverse impact on our operations, although such an impact may occur if several or all of our

suppliers, vendors or customers are non-compliant. As a contingency, we maintain paper records of information contained in our Systems regarding our suppliers, vendors and customers, and we update these paper records regularly. We believe that these records regularly contain information sufficient to allow us to continue our operations in the ordinary course of business without incurring material costs or delays in excess of those currently incurred in furtherance of our operations.

We incurred approximately $7,500 in costs related to our Year 2000 program. We believe that these costs were not material and, based on our previous actions in connection with achieving Year 2000 compliance, no material additional costs are expected to be incurred in connection with ongoing monitoring of the Year 2000 Issue. However, there can be no guarantee that the estimate of future costs will be achieved and actual results could differ materially from the estimate due to as yet unforeseen changes in circumstances.

If our analyses and attempts to mitigate potential effects of the impact of the Year 2000 Issue on our operations are erroneous, the Year 2000 Issue could significantly disrupt our ability to transact business with our customers and suppliers and could have a material impact on our operations. There can be no assurance that the systems of other companies with which our Systems interact will remain compliant, or that any such non-compliance would not ultimately have an adverse effect on our business or operations.

## MANAGEMENT

Set forth in the following table are the names of our directors and each of our executive officers, their respective positions and ages, and the year in which each director was first elected. Each director has been elected to hold office until the next annual meeting of stockholders and thereafter until his successor is elected and has qualified. Additional information concerning each of these individuals follows the table.

| Name | Age | Position with the Company | Director Since |
|---|---|---|---|
| Michael T. McClere | 39 | Chairman of the Board and Chief Executive Officer | March 1998 |
| Shannon D. McLeroy | 34 | President and Secretary | — |
| Carl A. Chase | 50 | Chief Financial Officer And Treasurer | — |
| Raymond G. Harrell III | 37 | Director | January 2000 |
| Dennis Majeski | 54 | Director | January 2000 |

**Michael T. McClere.** Mr. McClere is our Chairman of the Board, Chief Executive Officer and a director. Prior to joining us, Mr. McClere had been involved in several businesses in the information technology (IT) area, serving on the board of directors and as chief executive officer. Mr. McClere has been involved in the purchasing of numerous businesses, as well as selling businesses that he had assisted in the development. Mr. McClere's business background includes all aspects of the development and implementation of information technology businesses. Mr. McClere has also assisted in the development and implementation of major technology deployments for NASA in various space centers throughout the world. As a consultant on information systems, Mr. McClere assisted Lockheed Engineering & Sciences Company from May 1988 to October 1990, SAE, Inc. from May 1984 to May 1988, and Baker Hughes from May 1979 to May 1984. Mr. McClere has over seventeen years experience in the information technology field. He has received a BS in Computer Science from The University of Houston-University Park in 1988.

Mr. McClere is not a director of any other entity that has securities registered under the Securities Exchange Act of 1934.

**Shannon D. McLeroy.** Mr. McLeroy serves as our President and Secretary. Mr. McLeroy has been in the systems integration business for over ten years. He has worked beginning as a technician and has progressed through various stages of management. Mr. McLeroy has managed teams of engineers to deploy technical computer services with the last three companies with which he has worked. Mr. McLeroy was solely responsible for managing and putting together a team of computer professionals to run a major portion of Exxon USA's network. This network was responsible for delivering key financial and business data to enable Exxon to perform its business.

**Carl A. Chase.** Mr. Chase is our Chief Financial Officer and the Treasurer. Mr. Chase is responsible for managing the finance, accounting, tax, treasury, investor relations and risk management functions. Prior to joining us, Mr. Chase was Vice President-Finance and Chief Financial Officer of Bannon Energy Incorporated, a privately owned energy company involved in the exploration for and production of oil, natural gas and natural gas liquids from December 1992 to August 1999. At Bannon, Mr. Chase was responsible for the financial and administrative functions including financial reporting, investor relations, liaison with financial institutions, financing for capital programs, product price hedging and risk management. Mr. Chase has 24 years experience in the areas of finance, accounting and administration, primarily in the oil and gas industry. He has held various positions with both major and independent oil and gas companies. In those positions, Mr. Chase was responsible for SEC reporting and compliance, obtaining financing for capital programs, mergers and acquisitions, budgeting and forecasting and policies, procedures and internal controls. Mr. Chase received a Bachelor of Accountancy degree from the University of Oklahoma in 1975.

**Raymond G. Harrell III**, age 37, has been a director of our company since January 2000. Mr. Harrell currently is employed by Continental Airlines as a Director of International Schedules and has been employed by Continental Airlines since September 1987. He attended the University of Houston and in 1985 earned a Bachelor of Science degree in Industrial Distribution.

Mr. Harrell is not a director of any other entity that has securities registered under the Securities Exchange Act of 1934.

**Dennis Majeski**, age 54, has been a director of our company since January 2000. He has been involved in the information technology field for over 25 years. Mr. Majeski currently is employed by Alcatel, Inc. as a Territory Manager and has been employed by Alcatel (formerly known as Xylan) for two years. His business background includes all aspects of the development and implementation of information technology. He was employed by Milky Way Networks, Inc. from 1996 to 1997, Luxcom, Inc. from 1991 to 1996, and AT&T from 1970 to 1982. He attended the University of Nebraska (1968 to 1974) and the Longview College (1974 to 1976).

Mr. Majeski is not a director of any other entity that has securities registered under the Securities Exchange Act of 1934.

## EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table sets forth in summary form the compensation received during each of the last three successive completed fiscal years by Michael T. McClere, our Chief Executive Officer and Chairman Of The Board and Shannon D. McLeroy, our President. None of our other executive officers received total salary and bonus exceeding $100,000 during any of the last three completed years. Carl A. Chase, our Chief Financial Officer and Treasurer, is earning an annual salary of $108,000 for 1999.

## Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation Salary ($)(1) | Bonus ($)(2) | Other Annual Compensation ($)(3) | Long Term Compensation Awards Restricted Stock Awards ($) | Options (#) | Payouts LTIP Payouts ($)(4) | All Other Compensation ($)(5) |
|---|---|---|---|---|---|---|---|---|
| Michael T. McClere | 1999 | $144,792 | -0- | -0- | -0- | 500,000(6) | -0- | -0- |
| Chief Executive Officer | 1998(7)(8) | $ 78,125 | -0- | -0- | -0- | -0- | -0- | -0- |
| and Chairman Of The Board | 1997 | $ -0- | -0- | -0- | -0- | -0- | -0- | -0- |
| Shannon D. McLeroy | 1999 | $104,792 | -0- | -0- | -0- | 500,000(6) | -0- | -0- |
| President and Secretary | 1998(7) | $ 73,375 | -0- | -0- | -0- | -0- | -0- | -0- |
| | 1997 | $ 11,250 | -0- | -0- | -0- | -0- | -0- | -0- |

(1) The dollar value of base salary (cash and non-cash) received during the year indicated.

(2) The dollar value of bonus (cash and non-cash) received during the year indicated.

(3) During the period covered by the Summary Compensation Table, we did not pay any other annual compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property.

(4) Except for our Long Term Incentive Plan and Stock Warrant Plan, we do not have in effect any plan that is intended to serve as incentive for performance to occur over a period longer than one fiscal year.

(5) All other compensation received that we could not properly report in any other column of the Summary Compensation Table including annual contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by us on our behalf with respect to term life insurance for the benefit of the named executive officer, and the full dollar value of the remainder of the premiums paid by us on our behalf.

(6) These options were granted in accordance with our 1999 Long Term Incentive Plan. For additional information regarding this plan, please see below "—1999 Long Term Incentive Plan".

(7) As part of our April 1998 recapitalization with Southeast, a Stock Warrant Plan dated April 24, 1998 was executed by the former management of Southeast in conjunction with the Agreement for Purchase of Common Stock dated April 1, 1998 and Addendum to Agreement for Purchase of Common Stock dated April 24, 1998. In the Addendum to Agreement for Purchase of Common Stock, the management of Southeast agreed to issue warrants to each of the stockholders of Southeast in amounts proportionate to their stockholdings in Southeast. The names of the stockholders and the number of warrants issued to each are set forth below. Although Mr. McLeroy, or Mr. McClere because the warrants were exchanged for equity interests owned by each of the persons or entities named below:

| Name: | Warrant Class | Amount |
|---|---|---|
| Shannon D. McLeroy | A | 300,000 |
| | B | 300,000 |
| Michael T. McClere | A | 210,000 |
| | B | 210,000 |
| Tech Technologies Services LLC* | A | 240,000 |
| | B | 240,000 |
| Rachel McClere 1998 Trust | A | 50,000 |
| | B | 50,000 |
| McClere Family Trust | A | 200,000 |
| | B | 200,000 |

* Celia Figueroa is the General Manager of Tech Technologies Services LLC and therefore may be considered a beneficial owner of the warrants held in the name of Tech Technologies. At the time of the transaction described above, Ms. Figueroa was Secretary and General Counsel of the Company.

For a description of the Class A and Class B warrants, see "Description of Securities—Warrants".

(8) From January 1, 1998 to March 31, 1998, we engaged Tech Technologies as a consultant pursuant to a consulting agreement that provided that Tech Technologies would provide financial and managerial consulting services to us in exchange for $10,000 per month. During that period, Michael T. McClere was the General Manager of Tech Technologies. Effective April 1, 1998 the consulting agreement with Tech Technologies was terminated and Mr. McClere became an employee of our company.

**Option Grants Table**

The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 1999 to each person named above in the Summary Compensation Table.

| Name | Options Granted (#) | % of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price ($/Share) | Expiration Date |
|---|---|---|---|---|
| Michael T. McClere . . . . | 500,000 | 17.4% | $2.00/Share | 12/09/02 |
| Shannon D. McLeroy . . . | 500,000 | 17.4% | $2.00/Share | 12/09/02 |

The options described above were issued pursuant to our 1999 Long Term Incentive Plan and will become exercisable only upon approval of that plan by our stockholders as described below in "—Long Term Incentive Plan". The options are shown in this table and also in the Summary Compensation Table under "Long Term Compensation Awards—Options".

**Long-Term Incentive Plan**

On May 12, 1999, the Long-Term Incentive Plan (the "1999 Plan") was adopted by our Board Of Directors. In order to become and remain fully effective, the 1999 Plan must be approved by our stockholders on or before May 12, 2000. None of the options granted pursuant to the 1999 Plan may be exercised unless and until the 1999 Plan is approved by the stockholders. Pursuant to the 1999 Plan, an aggregate of 10,000,000 shares of common stock may be granted to key employees, directors, and other persons who have contributed or are contributing to our success. Alternatively, options to purchase common stock, stock appreciation rights or cash may be granted instead of outright awards of stock. The options that may be granted pursuant to the 1999 Plan may be either incentive options qualifying for beneficial tax treatment for the recipient or nonqualified options. The 1999 Plan is administered by the Board Of Directors. Administration of the 1999 Plan includes determination of the terms of options granted under the 1999 Plan. At December 31, 1999, options to purchase 2,873,500 shares were outstanding under the 1999 Plan and options to purchase 7,126,500 shares were available to be granted pursuant to the 1999 Plan.

On December 9, 1999, options to purchase 500,000 shares of our common stock were granted to each of Michael T. McClere and Shannon McLeroy. These options are exercisable at a price of $2.00 per share and all of the options expire on December 9, 2004. Also on December 9, 1999, options to purchase 400,000 shares at $.25 per share were granted to Carl Chase. Mr. Chase's options also expire on December 9, 2002. The options issued to each of Messrs. McClere and McLeroy also are included above in both the Summary Compensation Table and the Option Grants Table.

**Stock Warrant Plan**

Effective as of April 24, 1998, Southeast instituted a Stock Warrant Plan (the "Warrant Plan"). After the merger of Southeast into our company on May 12, 1998, the Warrant Plan continued to be effective as our stock warrant plan. Pursuant to the Warrant Plan, we may issue Class A Warrants or Class B Warrants to key employees, directors, and other persons who have contributed or are contributing to our success. Each Class A or Class B Warrant allows the holder to purchase one share of common stock. The maximum number of shares underlying all warrants that may be granted pursuant to the Warrant Plan is limited to 5,000,000 shares. The warrants granted pursuant to the Warrant Plan may be considered either incentive options qualifying for beneficial tax treatment for the recipient or nonqualified options. The Warrant Plan is administered by the Board Of Directors. At December 31, 1999, Class A Warrants to purchase 1,000,000 shares and Class B Warrants to purchase 1,000,000 shares were outstanding under the Warrant Plan, and warrants to purchase 3,000,000 shares

were available to be granted pursuant to the Warrant Plan. For additional information regarding the Class A and Class B Warrants, see below, "Description Of Securities—Warrants".

**Compensation Of Outside Directors**

Members of our Board Of Directors, regardless of whether employed by us, are not compensated for meeting attendance or otherwise, but are entitled to reimbursement for travel expenses. We do not pay additional amounts for committee participation or special assignments of the Board Of Directors.

**Employment Contracts And Termination Of Employment And Change-In-Control Arrangements**

Currently, there are no written employment contracts with respect to any of our officers and no compensatory plan or arrangement that results or will result from the resignation, retirement, or any other termination of an executive officer's employment or from a change in control of our company or a change in an executive officer's responsibilities following a change in control.

## BENEFICIAL OWNERS OF SECURITIES

As of December 31, 1999, there were 20,884,957 shares of common stock outstanding. The following table sets forth information as of that date with respect to the beneficial ownership of common stock by each director and nominee for director, by all executive officers and directors as a group, and by each other person known by us to be the beneficial owner of more than five percent of the common stock:

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned(1) | Percentage of Shares Outstanding |
|---|---|---|
| Michael T. McClere<br>2450 Fondren, Suite 200<br>Houston, Texas 77063 | 6,103,699(2) | 26.8% |
| Shannon D. McLeroy<br>2450 Fondren, Suite 200<br>Houston, Texas 77063 | 2,875,625(3) | 13.1% |
| Carl A. Chase<br>2450 Fondren, Suite 200<br>Houston, Texas 77063 | 400,000(4) | 1.9% |
| Raymond G. Harrell III<br>4335 Alysheba Lane<br>Friendswood, Texas 77546 | 600 | * |
| Dennis Majeski<br>25227 Grogan's Mill Road, Suite 125<br>The Woodlands, Texas 77380 | 1,000 | * |
| All Executive Officers and Directors as a group (five persons) | 9,380,924(2)(3) | 38.6% |
| Tech Technologies Services LLC<br>2450 Fondren, Suite 205<br>Houston, Texas 77063 | 1,980,000(5) | 9.3% |

* Less than one percent.

(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to

dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Includes options to purchase up to 500,000 shares of common stock at an exercise price of $2.00 per share, which options will be exercisable until December 9, 2002. These options were granted pursuant to the 1999 Plan and will become exercisable only upon approval of the 1999 Plan by the stockholders. Also includes Class A warrants to purchase 210,000 shares of common stock held by Mr. McClere, Class A warrants to purchase 50,000 shares held by the Rachel McClere 1998 Trust and Class A warrants to purchase 200,000 shares held by the McClere Family Trust. The Class A warrants currently are exercisable at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes Class B warrants to purchase 210,000 shares of common stock held by Mr. McClere, Class B warrants to purchase 50,000 shares held by the Rachel McClere 1998 Trust and Class B warrants to purchase 200,000 shares held by the McClere Family Trust. The Class B warrants currently are exercisable at an exercise price of $6.00 per share until the warrants expire on April 24, 2008. Also includes 312,500 shares held by the Rachel McClere 1998 Trust and 1,250,000 shares held by the McClere Family Trust. Also includes 1,500,000 shares of common stock and warrants to purchase 480,000 shares of common stock, all of which are held by Tech Technologies Services LLC. Mr. McClere owns 90 percent of the outstanding equity interests in Tech Technologies Services LLC. The warrants held by Tech Technologies are described in footnote (4) below. The securities held by Tech Technologies are included twice in the table; they are listed as being held beneficially by both Mr. McClere and Tech Technologies.

(3) Includes options to purchase up to 500,000 shares of common stock at an exercise price of $2.00 per share, which options will be exercisable until December 9, 2002. These options were granted pursuant to the 1999 Plan and will become exercisable only upon approval of the 1999 Plan by the stockholders. Also includes immediately exercisable Class A warrants to purchase 300,000 shares of common stock at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes immediately exercisable Class B warrants to purchase 300,000 shares of common stock at an exercise price of $6.00 per share until the warrants expire on April 24, 2008. Also includes 625 shares held by Mr. McLeroy's wife.

(4) Consists of options to purchase up to 400,000 shares of common stock at an exercise price of $.25 per share, which options will be exercisable until December 9, 2002. These options were granted pursuant to the 1999 Plan and will become exercisable only upon approval of the 1999 Plan by the stockholders.

(5) Includes currently exercisable Class A warrants to purchase 240,000 shares of common stock at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes currently exercisable Class B warrants to purchase 240,000 shares of common stock at an exercise price of $6.00 per share until the warrants expire on April 24, 2008. All of the securities indicated are included twice in the table; they are listed as being held beneficially by both Michael T. McClere and Tech Technologies Services LLC. Mr. McClere owns 90 percent of the outstanding equity interests in Tech Technologies.

## TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES

During 1997, we borrowed $22,000 from Michael T. McClere with a note due November 13, 1998 and borrowed an additional $30,000 from Mr. McClere with a note due March 31, 1999. These notes were repaid during 1999. During 1999, we advanced to Mr. McClere an aggregate of $52,000.

Mr. McClere has advised us that he believes that substantially all of this amount will be covered by actual expenses previously incurred by Mr. McClere on our behalf.

In connection with the transaction between Millennium Integration Technologies, Inc. ("Millennium") and Southeast Tire Recycling, Inc., during 1998 a total of 1,312,500 shares of common stock were issued to Michael T. McClere and 1,875,000 shares of common stock were issued to Shannon D. McLeroy, who together were the principal stockholders of Millennium. We also agreed to issue warrants to purchase 920,000 shares of stock to Mr. McClere and his affiliates, warrants to purchase 600,000 shares of stock to Mr. McLeroy and warrants to purchase 480,000 shares of stock to Tech Technologies Services LLC. Mr. McClere is the beneficial owner of 90 percent of the outstanding equity interests of Tech Technologies. The General Manager of Tech Technologies is Celia Figueroa who was our General Counsel and Secretary at the time of this transaction. One-half of the warrants were Class A warrants and one-half were Class B warrants. For a description of the Class A and Class B warrants, see "Description Of Securities—Warrants".

On December 13, 1999, we borrowed $150,000 from Michael T. McClere, our Chairman Of The Board and Chief Executive Officer. This loan was evidenced by a promissory note and bore interest at the rate of 12% per year until we repaid it on January 10, 2000.

On December 9, 1999, options to purchase 500,000 shares of our common stock were granted to each of Michael T. McClere and Shannon McLeroy. These options are exercisable at a price of $2.00 per share and all of the options expire on December 9, 2002. Also on December 9, 1999, options to purchase 400,000 shares at $.25 per share were granted to Carl Chase. Mr. Chase's options also expire on December 9, 2002. All the options issued to Messrs. McClere, McLeroy and Chase were granted pursuant to the 1999 Plan and will become exercisable only upon approval of the 1999 Plan by the stockholders.

Except as described above, during the last two years there were no transactions between us and our directors, executive officers or known holders of greater than five percent of the common stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

## DESCRIPTION OF SECURITIES

Our authorized capital consists of 50,000,000 shares of $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock. 20,884,957 shares of common stock were issued and outstanding as of December 31, 1999, and these outstanding shares were held by approximately 12,678 stockholders. No shares of preferred stock are outstanding. There also are outstanding warrants to purchase 2,710,000 shares of common stock that are held by eight holders. The following is a description of our securities.

**Common Stock**

Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, as, and if declared by the Board of Directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in any of our assets that are available for distribution to the holders of the common stock. Each holder of common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and all shares underlying the warrants, when issued, will be fully paid and nonassessable by us. The Board of Directors is authorized to issue additional shares of common stock within the limits authorized by our Certificate Of Incorporation and without stockholder action.

Because all shares of common stock have equal voting rights and voting rights are not cumulative, the holders of more than 50 percent of the shares of our common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect the entire Board Of Directors.

We have not paid any dividends since our inception.

We have reserved a sufficient number of shares of common stock for issuance upon the exercise of options and warrants under the Long-Term Incentive Plan and Stock Warrant Plan.

**Warrants**

As of December 31, 1999, there were outstanding Class A warrants to purchase 1,000,000 shares of common stock and Class B warrants to purchase 1,000,000 shares of common stock. As described above in "The Company—Recent Developments", in the Private Placement in December 1999 the Company issued warrants to purchase up to 210,000 shares of common stock, and granted, pursuant to the Conditional Warrant sold to the selling stockholder, the right, until December 13, 2000, to acquire additional warrants to purchase up to 140,000 shares of common stock. Also as of December 31, 1999, there were other outstanding warrants to purchase up to an additional 500,000 shares.

Each Class A warrant is exercisable to purchase one share of common stock at an exercise price of $3.00 per share and expires five years from the date of issuance. Each Class A warrant is cancelable at our sole discretion on or before 30 days after written notice upon payment of a cancellation price of $1.00 per share. Each Class A warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.

Each Class B warrant is exercisable to purchase one share of common stock at an exercise price of $6.00 per share and expires 10 years from the date of issuance. Each Class B warrant is cancelable at our sole discretion on or before 30 days after written notice upon payment of a cancellation price of $1.20 per share. Each Class B warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.

Each of the warrants that have been, or may in the future be, issued pursuant to the Private Placement may be exercised to purchase one share of common stock for $3.16 per share, and all the warrants expire on December 31, 2002.

As described above in "The Company—Recent Developments", warrants to purchase up to 250,000 shares were issued to an entity in payment of a finder's fee for introducing Candlelight Investors LLC to us. These warrants are exercisable at $2.50 per share until November 11, 2000.

Upon the signing of a financial services advisory agreement on September 3, 1999, warrants to purchase up to 250,000 shares were issued to the financial advisor. These warrants are exercisable at $5.00 per share until September 3, 2000.

**6% Convertible Debentures**

Each of the convertible debentures that has been, or may in the future be, issued pursuant to the Private Placement accrues interest at the rate of 6% per year and all the debentures are referred to as the "6% Convertible Debentures". All accrued and unpaid principal and interest on any outstanding 6% Convertible Debenture is due and payable on December 13, 2001. Any principal and interest remaining unpaid after December 13, 2001 shall accrue interest at the rate of 10% per year. We may, at our sole option, pay interest on the 6% Convertible Debentures in the form of shares of our common stock.

Any portion of the unpaid principal of the Convertible Debentures may be converted into shares of our common stock at a rate equal to the lesser of $3.30 (the "Fixed Price") or the product obtained by multiplying .92 by the Average Lowest Closing Price, as defined below. However, if the closing bid price for the common stock is less than $1.50 per share on the date the selling stockholder elects to convert any outstanding principal (the "Notice Date"), then the unpaid principal of the Convertible Debentures may be converted into shares of our common stock at a rate equal to the Average Lowest Closing Price without modification. The Average Lowest Closing Price is the average of the three lowest daily closing bid prices during the 30 trading days immediately preceding the Notice Date.

In the event of a change-in-control of our company prior to December 13, 2001, the debenture holder may require us to redeem all the 6% Convertible Debentures for cash at a total price equal to 125% of all accrued and unpaid principal and interest.

**Delaware Anti-Takeover Law And Bylaw Provisions**

Generally, Section 203 of the Delaware General Corporation Law, to which we are subject, prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the outstanding voting stock, or (3) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66⅔ percent of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes a merger, asset sale and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15 percent or more of the corporation's voting stock.

Article II, Section 5 of our Bylaws provides that a special meeting of stockholders may be called only by the President, Secretary, a majority of the members of our Board Of Directors or at the written request of the holders of at least 50% of the outstanding voting power. These provisions of the Bylaws could discourage potential acquisition proposals and could delay or prevent a change-in-control of our company. Such provisions also may have the effect of preventing changes in our management.

**Transfer Agent And Registrar**

The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; telephone 1 (800) 456-0596.

## INACTIVE TRADING OF THE COMMON STOCK

Although the common stock is publicly held, there historically has not been an active trading market for the common stock. See "Risk Factors—There may be no market for the common stock and stock prices may be volatile".

To the extent that there is trading in the common stock, of which there is no assurance, the common stock trades in the over-the-counter market and is quoted on the OTC Bulletin Board. It is not quoted on the NASDAQ system or any exchange. The closing sale price for the common stock on January 5, 2000 was $2.7187. It should be assumed that even with this OTC Bulletin Board price quote, there is an extremely limited trading market—and very little liquidity—for the common stock.

## SELLING SECURITY HOLDERS AND PLAN OF DISTRIBUTION

We are registering 4,183,334 shares of our common stock on behalf of the selling stockholder pursuant to registration rights granted to the selling stockholder in the Private Placement described above under "The Company—Recent Developments". These shares may be issued to the selling stockholder upon the conversion, if any, of the 6% Convertible Debentures or upon the exercise, if any, by the selling stockholder of its warrants to purchase common stock. We issued $3,000,000 of the 6% Convertible Debentures, together with warrants to purchase 210,000 shares, to the selling stockholder in the Private Placement. In the Private Placement, we also sold a Conditional Warrant to the selling stockholder, pursuant to which the selling stockholder purchased the right to purchase, for a total price of $2,000,000, an additional $2,000,000 face value of 6% Convertible Debentures and additional warrants to purchase up to 140,000 shares. We will bear all fees and expenses related to our obligation to register the shares underlying the warrants.

After converting the 6% Convertible Debentures and/or exercising the warrants, the selling stockholder, or its donees, pledgees, transferees or other successors in interest, may choose to sell its shares from time to time on any national securities exchange or quotation service (including the OTC Bulletin Board), in the over-the-counter market or through the writing of options, at market prices prevailing at the time of the sale, in privately negotiated transactions or through a combination of these methods. In addition, the selling stockholder, or its donees, pledgees, transferees or other successors in interest, may choose one or more of the following alternatives:

- a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction;
- purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and
- ordinary brokerage transactions and transactions in which the broker solicits purchasers.

The selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholder also may sell shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares.

If the selling stockholder sells shares to or through underwriters, broker-dealers or agents, such underwriters, brokers, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of shares from whom they may act as agent or to whom they may sell as principal. Any particular discounts, concessions or commissions regarding particular underwriters, broker-dealers or agents may be in excess of those customary for the types of transactions involved.

The selling stockholder and any broker-dealers who act in connection with the sale of their shares of our common stock under this prospectus may be deemed to be "underwriters" within the meaning of

Section 2(11) of the Securities Act of 1933 and any commissions received by them and profit on any resale of their shares of our common stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholder and any such brokers against liabilities, including liabilities under the Securities Act as underwriters or otherwise.

The following table sets forth the name of the selling stockholder, the number of shares of common stock owned by the selling stockholder before the offering, the number of shares of common stock to be offered by the selling stockholder, the number of shares owned by the selling stockholder after the offering, and the percentage of shares of common stock owned after the offering.

| Name | Number of Shares Of Common Stock Owned Before Offering (1) | Number Of Shares To Be Offered | Number Of Shares Owned After Offering | Percentage Of All Common Stock After Offering |
|---|---|---|---|---|
| Candlelight Investors LLC | 4,183,334 | 4,183,334 | -0- | -0- |

(1) The number of shares of common stock assumes that the selling stockholder exercises its right which the selling stockholder acquired pursuant to the Conditional Warrant to purchase the additional $2,000,000 of 6% Convertible Debentures and warrants to purchase 140,000 shares, then elects to convert all its debentures and exercise all its warrants. The number of shares also assumes that up to a total of 500,000 shares are issued to the selling stockholder as payment of interest on the 6% Convertible Debentures or are required to be issued if the conversion price per share of the debentures falls below $1.50 as described above in "Description Of Securities—6% Convertible Debentures".

## LEGAL MATTERS

Patton Boggs LLP, of Denver, Colorado, has acted as our counsel in connection with this offering, including the validity of the issuance of the securities offered under this prospectus.

## EXPERTS

The consolidated annual financial statements of ClearWorks.net, Inc. appearing in this prospectus have been audited by McManus & Co., P.C., certified public accountants, as set forth in their report included with the annual financial statements. Those financial statements are included in this prospectus in reliance upon that report and upon the authority of that firm as experts in auditing and accounting.

## SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Pursuant to Delaware law, our Board Of Directors has the power to indemnify officers and directors, present and former, for expenses incurred by them in connection with any proceeding they are involved in by reason of their being or having been an officer or director. The person being indemnified must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. Our Bylaws grant this indemnification to our officers and directors.

To the extent that indemnification for liability arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

## LEGAL PROCEEDINGS

We are subject to legal proceedings and claims which arise in the ordinary course of business. We do not expect that the results in any of these legal proceedings will have a material adverse effect on our financial condition or results of operations.

We were a defendant and counter-plaintiff in *Michael Callihan and Linda Callihan vs. ClearWorks Technologies, Inc*.; 80th Judicial District Court of Harris County, Texas; Cause No. 98-39147. Suit was filed August 29, 1998 alleging causes of action based on fraud. As further described below, a *Notice and Motion for Nonsuit Without Prejudice* has been filed on November 9, 1999. The facts underlying the lawsuit are as follows: On or about May 21, 1998, the principal shareholder of Team Renaissance, Inc. entered into a merger agreement with us. Shortly thereafter, the principal shareholder, Michael Callihan, requested that we pay in full promissory notes in which Mr. Callihan was the payee. However, those promissory notes were neither disclosed in the merger agreement nor attached to the merger agreement as exhibits. A dispute arose between us and Mr. Callihan regarding the validity of the promissory notes. Additionally, a dispute arose regarding credit card accounts held in the name of Mr. Callihan which Mr. Callihan claims are our obligation and which we claim are the personal debt of Mr. and Mrs. Callihan. Also in dispute was whether Mr. Callihan voluntarily quit his employment with by us, as we allege, or whether Mr. Callihan was constructively discharged, as alleged by Mr. Callihan.

This suit was an uninsured claim in the amount of approximately $250,000 and we filed an Answer and Counterclaim on September 4, 1998 denying the Callihans' claims and presenting our causes of action against them which included but were not limited to fraud, negligent misrepresentation, indemnification, breach of contract, breach of fiduciary duty, and equitable entitlement to injunctive relief. We vigorously contested the claims by Michael and Linda Callihan on the basis they were without merit, and we vigorously pursued our claims against the Callihans.

All parties in this lawsuit agreed to file a joint motion to dismiss without prejudice pursuant to a *Notice and Motion for Nonsuit Without Prejudice*, which was filed on November 9, 1999. The parties also agreed to take all reasonable steps necessary to mediate all disputes between them arising out of the subject matter of the lawsuit no later than the 45th date after the date the *Motion for Nonsuit* was filed. We or the Callihans may refile the lawsuit again at any time after 45 days from the date the *Motion for Nonsuit* was filed.

We currently are a defendant in the following interpleader action: *Cause No. 98-34190; Martin R. Nathan vs. ClearWorks.net, Inc., James W. Walters, James Stanford Lifsey, Janet W. Lifsey, J. Lifsey, Loyce Rodgers, Earl Stover, Debra Smith, Ronald L. Hawkins, Southeast Tire Trust, Tim Pennington*. The lawsuit was filed on July 20, 1998, in the 269th Judicial District Court of Harris County, Texas. The facts underlying this lawsuit arise out of our merger with Southeast Tire Recycling, Inc. ("Southeast"). At that time, the management of Southeast represented that Southeast was a debt free organization. After

the transaction, it was discovered that Southeast had some outstanding debt. In order to pay the debt, the management and shareholders of Southeast agreed to deposit a number of shares that they received as compensation in the merger into an escrow account, which was specifically established to pay the debt owed by Southeast. A total of 86,366 shares of our common stock was deposited into the escrow account and Mr. Thomas Abate was named as escrow agent. Mr. Abate subsequently resigned, without prior notice, and delivered all the stock in the account to us. We and the prior management of Southeast failed to agree on an independent third party to replace Mr. Abate as escrow agent. As a result, the escrow shares were deposited into the registry of the court and we take no position with respect to ownership of stock currently held in that registry.

A third party, Tim Pennington has filed a cross claim against us and James Walters, the former Chief Executive Officer of Southeast, seeking shares of our common stock. Mr. Pennington claims that he had an employment agreement with Southeast and was issued stock in Southeast. The former management of Southeast cancelled the stock certificate issued to Mr. Pennington due to, as asserted by Mr. Walters, lack of consideration. Mr. Pennington's claim is vigorously contested by the former management of Southeast. The court has ordered arbitration in this matter and the parties are currently attempting to schedule same.

We also currently are a defendant in *Cause No. 1999-15281; Robert Horn vs. ClearWorks Technologies, Inc*. Suit was filed March 25, 1999, in the 333rd Judicial District Court of Harris County, Texas, alleging causes of action based on breach of contract in the amount of approximately $200,000.00. The facts underlying this lawsuit are as follows: Robert Horn entered into an employment agreement with us effective April 1, 1998. The employment agreement contained a condition precedent which stated: "The completion and subsequent release of escrow money associated with the initial 504 offering of the Company's securities on or before May 1, 1998, is a condition precedent to the obligation of any party hereunder." The condition precedent was not met because we did not have a 504 offering prior to May 1, 1998. On July 1, 1998, Mr. Horn tendered his notice of resignation effective July 31, 1998. On March 25, 1999, Mr. Horn filed a lawsuit claiming that we had terminated Mr. Horn's employment without cause. We filed an Answer on April 16, 1999 denying the claim and asserting our affirmative defenses. We are vigorously contesting these claims by Robert Horn on the basis that they are without merit.

We are a plaintiff in *Cause No. 1999-45751; ClearWorks.net,, Inc. vs. Rapid Release Research, L.L.C., Successor in Interest to MCG Unlimited, Inc., and the American Arbitration Association*. Suit was filed September 14, 1999, in the 152nd Judicial District Court of Harris County, Texas, seeking a temporary restraining order, temporary injunction and permanent injunction against the defendants. Specifically, we sought to retrain defendants from arbitrating a dispute pursuant to the American Arbitration Association rules ("AAA"). The facts underlying this lawsuit are as follows: We and MCG Unlimited, Inc., the predecessor to Rapid Release Research (in which Martin Nathan is a principal), entered into a consulting agreement. Under the terms of that agreement, the parties agreed to arbitrate any disputes under the agreement pursuant to the Texas Arbitration Act. In March 1999 a dispute arose regarding whether we owed to Rapid Release Research additional compensation under the agreement and whether we agreed to select three arbitrators for arbitration (one selected by each party and the third selected by the first two arbitrators). The 152nd Judicial District Court referred the matter to arbitration to be arbitrated by three unbiased arbitrators.

United Consulting Group, Inc. and United Computing Group, Inc., each of which became a wholly owned subsidiary of our ClearWorks Integration subsidiary on December 30, 1999, are defendants and counter-plaintiffs in *Sales Consultants of Houston vs. United Consulting Group, Inc. and United Computing Group, Inc*.; In the County Civil Court at Law Number 1 of Harris County, Texas; Cause No. 720200. Plaintiffs filed their lawsuit on August 24, 1999 alleging causes of action based on breach of contract and fraud. The facts underlying the lawsuit are as follows: On or about March 16, 1999, Sales Consultants of Houston ("Sales Consultants"), which is in the personnel placement business,

entered into an agreement with United Consulting Group, Inc. in which United Consulting agreed to pay Sales Consultants a finder's fee for placing an employee with United Consulting. United Consulting agreed to pay a finder's fee in the amount of 30% of the new employee's base salary. Shortly thereafter, a dispute arose regarding the amount of the new employee's base salary. United Consulting claims that the base salary was $8,000 because the new employee was offered $4,000 per month for only two months plus commissions. Sales Consultants claims that the new employee's base salary is calculated by multiplying $4,000 (the first two month's base salary) by 12 months and arrives at a base salary of $48,000. Consequently, the finder's fee was not paid. This suit was an uninsured claim in the amount of approximately $5,000. United Consulting filed an Answer on August 30, 1999 denying Sales Consultants' claims and also filed a Counterclaim for Declaratory Judgement on October 21, 1999. We are vigorously contesting the claims by Sales Consultants on the basis that they are without merit.

## DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS

This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including without limitation the statements under "Prospectus Summary", "Risk Factors", "Management's Discussion And Analysis Of Financial Condition And Results Of Operations", and "Business And Properties" regarding our financial position, business strategy, plans and objectives for future operations and capital expenditures, are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements and the assumptions upon which the forward-looking statements are based are reasonable, we can give no assurance that the expectations will prove to have been correct.

Additional statements concerning important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in the "Risk Factors" section and elsewhere in this prospectus. All written and oral forward-looking statements attributable to us or persons acting on our behalf subsequent to the date of this prospectus are expressly qualified in their entirety by the Cautionary Statements.

## INFORMATION

This prospectus is part of a registration statement on Form SB-2 we filed with the SEC under the Securities Act. This prospectus does not contain all the information included in the registration statement and exhibits to the registration statement. Statements included in this prospectus concerning the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and to the exhibits and schedules filed with the registration statement. In each instance where a statement contained in this prospectus regards the contents of any contract or other document filed as an exhibit to the registration statement, you should review the copy of that contract or other document filed as an exhibit to the registration statement for complete information. Those statements are qualified in all respects by this reference.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. The reports and other information that we file with the SEC can be inspected and copied at public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024 and at the following regional offices of the SEC: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of these materials also can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed electronically by us with the SEC are available at the SEC's World Wide Web site at http://www.sec.gov. The SEC's World Wide Web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

## FINANCIAL INFORMATION

**CLEARWORKS.NET, INC. and SUBSIDIARY**

**CONSOLIDATED FINANCIAL STATEMENTS**

**DECEMBER 31, 1998 AND 1997**

**Table of Contents**

## Independent Accountant's Report

**To the Board of Directors and Stockholders of ClearWorks.net, Inc.:**

We have audited the accompanying consolidated balance sheets of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period from September 18, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of ClearWorks.net, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations, shareholders' equity, and their cash flows for the year ended December 31, 1998 and the period ended December 31, 1997 are in conformity with generally accepted accounting principles.

**McManus & Co., P.C.**
**Certified Public Accountants**
**Morris Plains, New Jersey**

May 18, 1999

## CLEARWORKS.NET, INC. and SUBSIDIARY

## CONSOLIDATED BALANCE SHEETS

| | December 31, 1998 | December 31, 1997 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and Cash Equivalents (Note 1) | $ 161,957 | $ 4,184 |
| Accounts Receivable—net (Note 2) | 200,867 | 62,260 |
| Deferred Advertising Costs (Note 1) | 5,208 | 0 |
| Other Receivable | 2,712 | 0 |
| Inventories (Note 1) | 12,000 | 0 |
| Total Current Assets | 382,744 | 66,444 |
| **Property and Equipment (Note 1):** | | |
| Transportation Equipment | 26,245 | 0 |
| Operating Equipment | 234,719 | 1,616 |
| Furniture & Fixtures | 5,663 | 587 |
| Less: Accumulated Depreciation | (13,240) | (59) |
| Total Property and Equipment | 253,387 | 2,144 |
| **Other Assets:** | | |
| Security Deposits | 0 | 1,746 |
| Goodwill (Notes 1 & 7) | 622,797 | 0 |
| Intangible Assets (Note 7) | 0 | 1,161 |
| Less: Accumulated Amortization | (70,569) | (58) |
| Other Assets | 2,046 | 300 |
| Total Other Assets | 554,274 | 3,149 |
| **Total Assets** | $1,190,405 | $71,737 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $ 19,759 | $ 4,486 |
| Accrued Expenses | 146,117 | 2,934 |
| Notes Payable (Note 4) | 55,965 | 45,700 |
| Deferred Revenues | 0 | 4,200 |
| Payroll Taxes Payable | 57,107 | 5,079 |
| Sales Taxes Payable | 12,751 | 0 |
| Total Current Liabilities | 291,699 | 62,399 |
| **Long-Term Liabilities:** | | |
| Notes Payable—net of current portion (Note 4) | 14,113 | 0 |
| Total Long-Term Liabilities | 14,113 | 0 |
| **Commitments and Contingent Liabilities (Note 13)** | | |
| **Shareholders' Equity:** | | |
| Preferred Stock—$.001 par value<br>Authorized at 1998 and 1997 5,000,000 and 5,000,000 shares, respectively | 0 | 0 |
| Common Stock—$.001 and $.001 par value at 1998 and 1997, respectively<br>Authorized at 1998 and 1997 50,000,000 and 50,000,000 shares, respectively<br>Issued and Outstanding at 1998 and 1997 11,460,249 and 6,250,000, respectively | 11,460 | 6,250 |
| Paid in Capital | 1,152,631 | (5,250) |
| Retained Earnings / (Deficit) | (279,498) | 8,338 |
| Total Shareholders' Equity | 884,593 | 9,338 |
| **Total Liabilities and Shareholders' Equity** | $1,190,405 | $71,737 |

See accompanying notes to the financial statements.

**CLEARWORKS.NET, INC. and SUBSIDIARY**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

| | For the Periods Ended December 31, | |
|---|---|---|
| | **1998** | **1997** |
| **Net Sales** | | |
| Integration Services | $ 486,331 | $113,520 |
| Network Cabling and Wiring | 555,550 | 0 |
| Software Administration | 48,334 | 0 |
| Total Revenues | 1,090,215 | 113,520 |
| **Cost of Goods Sold** | | |
| Materials and Supplies | 50,145 | 0 |
| Direct Labor and Related Costs | 975,019 | 88,018 |
| Depreciation and Amortization | 13,169 | 0 |
| Other Manufacturing Costs | 15,783 | 0 |
| Total Cost of Goods Sold | 1,054,116 | 88,018 |
| **Gross Profit** | 36,099 | 25,502 |
| **Operating Expenses** | | |
| Salaries and Related Costs | 12,235 | 0 |
| Advertising and Promotion | 21,421 | 0 |
| Depreciation and Amortization | 70,523 | 117 |
| Other Support Costs | 174,176 | 16,116 |
| Total Operating Expenses | 278,355 | 16,233 |
| **Earnings / (Loss) From Operations Before Other Expenses and Income Taxes** | (242,256) | 9,269 |
| **Other Expenses** | | |
| Interest Expense | (10,060) | (931) |
| Total Other Expenses | (10,060) | (931) |
| **Earnings / (Loss) Before Income Taxes** | (252,316) | 8,338 |
| Provision For Income Taxes | 0 | 0 |
| **Net Earnings / (Loss)** | $ (252,316) | $ 8,338 |
| Earnings Per Share: | | |
| Basic (Notes 1 & 11) | $ (0.03) | $ 0.01 |
| Diluted (Notes 1 & 11) | $ (0.03) | $ 0.01 |

See accompanying notes to the financial statements.

## CLEARWORKS.NET, INC. and SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| September 18, 1997 (Date of Inception) To December 31, 1998 | Common Stock (shares) | Common Stock | Preferred Stock | Additional Paid In Capital | Retained Earnings/(Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| September 18, 1997 (Date of Inception) . . . | 0 | $ 0 | $0 | $ 0 | $ 0 | $ 0 |
| Issuance of Common Stock . . . . . . . . . . . | 10,000 | 100 | 0 | 900 | | 1,000 |
| Par Value Adjustment Due to Merger from $.01 to $.001 . . . . . . . . . . . . . . . . . . . | (9,900) | (99) | 0 | 99 | 0 | 0 |
| Stock Exchanged During Reorganization . . . | (100) | (1) | 0 | 1 | 0 | 0 |
| Stock Issued During Reorganization . . . . . . | 6,250,000 | 6,250 | 0 | (6,250) | 0 | 0 |
| Net Income as of December 31, 1997 . . . . . | | | | | 8,338 | 8,338 |
| Total Shareholders' Equity As Of December 31, 1997 . . . . . . . . . . . . . . . . | 6,250,000 | 6,250 | 0 | (5,250) | 8,338 | 9,338 |
| Conversion From LLC to C-Corp. . . . . . . . | 0 | 0 | 0 | 35,520 | (35,520) | 0 |
| Stock Issued for Merger With Southeast Tire Recycling, Inc. (April) . . . . . . . . . . | 1,543,960 | 1,544 | 0 | (1,544) | 0 | 0 |
| Stock Issued for Acquisitions | | | | | | |
| Team Renaissance (May) . . . . . . . . . . . | 156,250 | 156 | 0 | 321,758 | 0 | 321,914 |
| InfraResources (May) . . . . . . . . . . . . . | 80,000 | 80 | 0 | 164,720 | 0 | 164,800 |
| Conversion of Notes Payable (October) . . . | 272,550 | 273 | 0 | 26,982 | 0 | 27,255 |
| Common Shares Issued For Syndication Costs (October) | 2,477,000 | 2,477 | 0 | (2,477) | 0 | 0 |
| Stock Issued for Services Rendered (November) . . . . . . . . . . . . . . . . . . | 50,000 | 50 | 0 | 6,200 | 0 | 6,250 |
| Stock Issued for Acquisition of Assets from Vidatel (November) . . . . . . . . . . . . . | 98,039 | 98 | 0 | 149,902 | 0 | 150,000 |
| New Stock Issued for Cash . . . . . . . . . . . | 532,450 | 532 | 0 | 456,820 | 0 | 457,352 |
| Net Loss 1998 . . . . . . . . . . . . . . . . . . . | | | | | (252,316) | (252,316) |
| Total Shareholders' Equity As Of December 31, 1998 . . . . . . . . . . . . . . . . | 11,460,249 | $11,460 | $0 | $1,152,631 | $(279,498) | $ 884,593 |

See accompanying notes to the financial statements.

## CLEARWORKS.NET, INC. and SUBSIDIARY

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Periods Ended December 31, | |
|---|---|---|
| | **1998** | **1997** |
| **Cash Flows From Operating Activities** | | |
| Net Earnings / (Loss) | $(252,316) | $ 8,338 |
| Adjustments To Reconcile Net Earnings / (Loss) To Net Cash Used By Operating Activities: | | |
| Depreciation and Amortization | 83,692 | 117 |
| Increase in Allowance For Doubtful Accounts | 2,029 | 0 |
| Stock Issued For Services Rendered | 6,250 | 0 |
| (Increase) / Decrease in Accounts Receivable | (124,214) | (62,260) |
| (Increase) / Decrease in Deferred Advertising Costs | (5,208) | 0 |
| (Increase) / Decrease in Other Receivable | (2,712) | 0 |
| (Increase) / Decrease in Security Deposits | 1,746 | (1,746) |
| (Increase) / Decrease in Other Assets | (1,746) | (300) |
| Increase / (Decrease) in Accounts Payable | 87 | 4,486 |
| Increase / (Decrease) in Accrued Expenses | 143,183 | 2,934 |
| Increase / (Decrease) in Deferred Revenues | (4,200) | 4,200 |
| Increase / (Decrease) in Payroll Taxes Payable | 52,028 | 5,079 |
| Increase / (Decrease) in Sales Tax Payable | 10,670 | 0 |
| Total Adjustments | 161,605 | (47,490) |
| Net Cash Used By Operating Activities | (90,711) | (39,152) |
| **Cash Flows From Investing Activities** | | |
| Cash Received During Acquisition | 13,463 | 0 |
| Cash Used For Acquisition | (40,000) | 0 |
| Investment in Organization Costs | 1,161 | (1,161) |
| Purchase of Property and Equipment | (209,755) | (2,203) |
| Net Cash Used By Investing Activities | (235,131) | (3,364) |
| **Cash Flows From Financing Activities** | | |
| Increase / (Decrease) in Notes Payable | 30,000 | 45,700 |
| Repayment of Notes Payable | (3,737) | 0 |
| Proceeds From Sale of Common Stock | 457,352 | 1,000 |
| Net Cash Provided By Financing Activities | 483,615 | 46,700 |
| Net Increase / (Decrease) in Cash | 157,773 | 4,184 |
| **Cash at the Beginning of the Year** | 4,184 | 0 |
| **Cash at the End of the Year** | $ 161,957 | $ 4,184 |
| **Supplemental Disclosures of Cash Flow Information:** | | |
| Net cash paid during the year for: | | |
| Interest | $ 10,060 | $ 931 |
| Income Taxes | $ 0 | $ 0 |
| **Supplemental Schedule on Non-cash Investing Activities:** | | |
| Fair Value of Assets Acquired | $ 715,797 | $ 0 |
| Fair Value of Capital Stock Issued | 636,714 | 0 |
| Liailities Assumed | $ 79,083 | $ 0 |

See accompanying notes to the financial statements.

**CLEARWORKS.NET, INC. AND SUBSIDIARY**

**Notes To The Consolidated Financial Statements**

**December 31, 1998**

**NOTE 1—*Basis of Presentation and Significant Accounting Policies:***

ClearWorks.net, Inc. and Subsidiary (the Company), commenced operations on September 18, 1997 when Millennium Integration Technologies, LLC (MIT) was organized as a limited liability company in the state of Texas.

On March 5, 1998, Millennium Integration Technologies, Inc. (Millennium) was formed under the rules and regulations of the State of Delaware.

On April 1, 1998, Southeast Tire Recycling, Inc. (Southeast), a publicly traded Florida shell corporation, entered into an agreement to purchase one hundred percent of the stock of MIT pending the conversion of its organization from the status of a LLC to that of a C-corporation. MIT then completed the conversion to that of a corporate status (MIT Corp.) under the laws of the State of Texas effective April 9, 1998. The acquisition was consummated effective April 27, 1998 and MIT Corp. became a wholly owned subsidiary of Southeast.

Millennium initiated a name change to that of Clearworks Technologies, Inc. effective May 8, 1998.

On May 12, 1998, Southeast merged with and into Clearworks Technologies, Inc. whereby Clearworks Technologies, Inc. was the surviving entity and the former shareholders of Southeast received one hundred percent (100%) of the outstanding common stock of Clearworks Technologies, Inc. On April 27, 1999, Clearworks Technologies, Inc. began operating under the name Clearworks.net.

In conclusion, the Company, which was originally named Millennium Integration Technologies, LLC (MIT) for accounting purposes, was formed as a result of Southeast's acquisition of MIT, followed by Southeast's merger into the Company. MIT commenced operations on September 18, 1997 and the former MIT is the continuing entity for accounting purposes.

The Company is a leading provider of business and information technology solutions. Using both client/server and Web-based technologies, the Company offers a variety of services designed to help clients achieve their business objectives, including implementation and integration of third-party packaged software solutions, custom software development, implementation of enterprise resource planning (ERP) systems, production support and business, and operational consulting.

A) Consolidation

At December 31, 1998, the Company has a wholly-owned subsidiary, Millennium Integration Technologies, Inc.

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation.

B) Cash and Cash Equivalents

The Company has $161,957 and $4,184 invested at December 31, 1998 and 1997, respectively, most of which is in non-interest bearing accounts.

**NOTE 1—*Basis of Presentation and Significant Accounting Policies: (Continued)***

C) Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

| | Years |
|---|---|
| *Machinery and Equipment* | 7 |
| *Furniture and Fixtures* | 7 |

Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D) Inventories

Inventories are valued at the lower of cost or market. The cost is determined by using the FIFO method. Inventories consist of the following items:

| | 1998 | 1997 |
|---|---|---|
| Raw Materials | $12,000 | $-0- |
| | $12,000 | $-0- |

E) Goodwill

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and is being amortized using the straight-line method over five (5) years.

F) Accounting Pronouncements

During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

Although this pronouncement becomes effective for fiscal years beginning after December 15, 1998, the Company has elected early application of this pronouncement effective for the year ended December 31, 1998.

G) Income Taxes

For the year ended December 31, 1997, the company had elected to be taxed under the provision of a Limited Liability Corporation of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carry-over or carry-back as a deduction. However, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's operating loss on their individual income tax returns.

**NOTE 1—*Basis of Presentation and Significant Accounting Policies: (Continued)***

During 1998, with the change in corporate status (see Note 1), the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes.

H) Net Earnings Per Common Share

Net earnings per common share is shown as both primary and fully diluted. Primary earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Fully diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents. The components used for the computations are shown as follows:

| | December 31, 1998 | December 31, 1997 |
|---|---|---|
| Weighted Average Number of Common Shares Outstanding Including: | | |
| Basic Common Stock Equivalents | 8,321,902 | 1,562,500 |
| Diluted Common Stock Equivalents | 9,821,902 | 1,562,500 |

I) Impairment of Long Lived and Identifiable Intangible Assets

The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be deemed necessary when the estimated non-discounted future cash flows are less than the carrying net amount of the asset. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

1) Quoted market prices in active markets.
2) Estimate based on prices of similar assets.
3) Estimate based on valuation techniques.

If an asset were deemed to be impaired, the asset's fair value would be restated by the amount of the impairment. As of December 31, 1998 and 1997, no impairment exists.

J) Advertising and Promotion

All advertising related costs are expensed as incurred. The Company does not incur any cost for direct-response advertising. For the years ended December 31, 1998 and 1997, the Company had expensed $21,421 and $0, respectively.

K) Deferred Advertising Costs

The Company issued 50,000 shares of its common stock at the commencement of its one-year contract with Investments 101 and is being carried as deferred advertising costs. These costs will be expensed at a monthly rate of $521 as services are rendered. At December 31, 1998, $1,042 has been expensed. This contract was terminated in January 1999. (see Notes 13 and 14).

**NOTE 1—*Basis of Presentation and Significant Accounting Policies: (Continued)***

L) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M) Comprehensive Income

There were no items of other comprehensive income in 1998 and 1997, and, thus, net income is equal to comprehensive income for each of those years.

N) Re-capitalization

On April 27, 1998, Southeast Tire Recycling, Inc., a shell corporation having no assets at April 27, 1998 and on operations for the period January 1, 1998 to April 27, 1998, acquired all outstanding shares (10,000) of the common stock of Millennium Integration Technologies, Inc. (a Texas corporation) in exchange for six and one-quarter million (6,250,000) shares of its own common stock. For accounting purposes, this transaction has been treated as a re-capitalization of Southeast with Millennium Integration Technologies, Inc. as the acquirer (reverse acquisition). The historical financial statements prior to April 9, 1998 are those of the Millennium Integration Technologies, Inc. whereby the financial statements henceforth reflect the operations of Millennium Integration Technologies, Inc. as re-capitalized into the empty corporate shell of Southeast. Pro forma information giving effect to the acquisition as if the acquisition occurred on January 1, 1997 is stated in Note 5.

O) Reclassification

The Company has reclassified certain costs and expenses for the year ended December 31, 1997 to facilitate comparison to the year ended December 31, 1998.

**NOTE 2—*Accounts Receivable:***

Accounts receivable consist of the following:

| | December 31, | |
|---|---|---|
| | **1998** | **1997** |
| Accounts Receivable | $202,896 | $62,260 |
| Allowance for Doubtful Accounts | (2,029) | -0- |
| Net Accounts Receivable | $200,867 | $62,260 |

**NOTE 3—*Factoring:***

In August 1998, the Company entered into a factoring agreement with Amerisource Funding, Inc. (ASF). Under this agreement, AFS may purchase the Company's accounts receivable at the Company's discretion in accordance with the terms.

**NOTE 3—*Factoring: (Continued)***

ASF purchases acceptable accounts from the Company at a discount of 6.25%. Under the agreement, ASF reserves the right to withhold 13.75% of any account in a non-interest bearing reserve account until the account has been fully paid and/or satisfied. If ASF deems any portion of an account to be uncollectable, the Company must repurchase those accounts and proceed with their own collections.

Subsequent to December 31, 1998, the Company terminated this factoring agreement. To satisfy certain of its current financing requirements, the Company borrowed approximately $800,000 by issuing a convertible note to KMA Investments. (see Note 14)

**NOTE 4—*Notes Payable:***

| | December 31, | |
|---|---|---|
| | 1998 | 1997 |
| Note payable to KMA Investments bearing interest at 15%; payable upon demand. | $ -0- | $23,700 |
| Note payable to M. McClere bearing interest at 15%; payable upon demand. | 22,000 | 22,000 |
| Note payable to M. McClere bearing interest at 18.5%; due on March 31, 1999. | 30,000 | -0- |
| Note payable to Planet Ford bearing Interest at 13.46%, due $513.33 monthly until September 2002. | $18,078 | $ -0- |
| Total | 70,078 | 45,700 |
| Less Current Portion of Long-Term Debt | 55,965 | 45,700 |
| Total Long-Term Debt | $14,113 | $ -0- |

Future minimum payments are as follows:

| | |
|---|---|
| 1999 | $55,965 |
| 2000 | 4,533 |
| 2001 | 5,183 |
| 2002 | 4,397 |

At October 31, 1998, the Company and KMA Investments opted to convert the note payable and accrued interest into the Company's common stock at $0.10 per share. Included in this conversion was the principal of $23,700 and accrued interest of $3,555 resulting in 272,550 shares.

The notes payable to M. McClere have been repaid during 1999.

As mentioned in Note 1(n), Southeast Tire Recycling, Inc. was involved in a re-capitalization that was consummated on April 27, 1998.

**NOTE 5—*Business Combinations:***

On May 26, 1998, the Company acquired InfraResources LLC in a business combination accounted for as a purchase. InfraResources is primarily engaged in integration technology services. The results of operations for InfraResources are included in the accompanying financial statements since the date of acquisition. To culminate this transaction, the Company issued 80,000 shares of its common stock and paid no cash to InfraResources. However, the Company assumed debt of $40,000 and immediately paid it off. The total cost of the acquisition was $204,880, which exceeded the fair value of the net assets of InfraResources by $204,880. The excess is being amortized using the straight-line method over five (5) years.

Additionally, on May 29, 1998, the Company acquired Team Renaissance, Inc. in a business combination accounted for as a purchase. Team Renaissance, Inc. is primarily engaged in integration technology services. The results of operations for Team Renaissance, Inc. is included in the accompanying financial statements since the date of acquisition. The Company issued 156,250 shares of its common stock to Team Renaissance, Inc. in culminating this transaction. The total cost of the acquisition was $321,914, which exceeded the fair value of the net assets of Team Renaissance, Inc. by $292,188. The excess is being amortized as goodwill using the straight-line method over five (5) years.

Additionally, the Company purchased the assets of John Diaz DBA Vidatel Communications (Vidatel), an individual residing in Texas, on November 19, 1998. In exchange for these assets, the Company issued 98,039 shares of its common stock, valued at $150,000. The excess of cost over fair market value is $125,809 of which is carried as goodwill and is being amortized using the straight-line method over five (5) years.

Additionally, on April 30, 1999, the Company acquired Archer Mickelson Technologies L.L.C. (Archer), a systems-integration firm located in Houston, Texas, in a business transaction accounted for as a purchase. The total cost of the transaction was $130,500, which exceeded fair market value of the net assets of Archer by $76,183. The excess will be treated as goodwill and amortized using the straight-line method over a period of five (5) years. (see Note 14)

A) Pro Forma Results

The following summarized pro forma (unaudited) information assumes the transactions related to Southeast Tire Recycling, Inc., InfraResources, LLC, Team Renaissance, Inc., Vidatel, and Archer had occurred on January 1, 1997.

**NOTE 5—*Business Combinations: (Continued)***

**1998 Pro Forma Information**

| | Clearworks (Formerly) (Millennium) | InfraResources | Team Renaissance | Vidatel | Archer Mickelson | Pro forma Adj. | 1998 Combined Totals |
|---|---|---|---|---|---|---|---|
| Total Revenues | $1,090,215 | $333,288 | $145,151 | $200,243 | $1,051,498 | $ -0- | $2,820,395 |
| Cost of Revenues | 1,054,116 | 248,768 | 129,293 | 139,432 | 718,505 | -0- | 2,290,114 |
| Gross Profit | 36,099 | 84,520 | 15,858 | 60,811 | 332,993 | -0- | 530,281 |
| Operating Expenses | 288,415 | 92,837 | 71,688 | 14,988 | 284,630 | 69,329 | 821,887 |
| Net Income / (Loss) | $ (252,316) | $ (8,317) | $ (55,830) | $ 45,823 | $ 48,363 | $(69,329) | $ (291,606) |
| Earnings Per Share | | | | | | | |
| Basic | $ (0.03) | | | | | | $ (0.04) |
| Diluted | $ (0.03) | | | | | | $ (0.03) |

B) Significant Acquisitions

As stated in the aforementioned, the Company consummated two acquisitions and one asset purchase during the year ended December 31, 1998. Each of these transactions represents a significant acquisition when compared to the Company for the year ended December 31, 1997.

C) Company Conversion

As mentioned in Note 1, Millennium Integration Technologies, LLC converted to a C-corporation effective April 9, 1998. As a result, the retained earnings of the LLC at the effective date in the amount of $35,520 have been reclassified to additional paid in capital.

**NOTE 6—*Warrants:***

The Company has the following warrants issued and outstanding which, at December 31, 1998, have not yet been exercised:

1,000,000 Class A stock purchase warrants expiring April 24, 2003. These warrants are subject to the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $3.00 per share. Each Class A stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

1,000,000 Class B stock purchase warrants expiring April 24, 2008. These warrants are subject to the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $6.00 per share. Each Class B stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.20 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

**NOTE 7—*Intangible Assets:***

Intangible assets consist of goodwill and organization costs. Organization costs were created during the start-up phase of the Company whereas goodwill was created during the acquisitions of Team Renaissance and InfraResources and the purchase of the assets of Vidatel Communications.

Goodwill is amortized using the straight-line method over a period of five (5) years. Accumulated amortization for goodwill for the years ended December 31, 1998 and 1997 are $69,467 and $0, respectively.

Prior to the year ended December 31, 1998, organizational costs had been amortized using the straight-line method over a period of sixty (60) months. Accumulated amortization was $1,103 and $58 for the years ended December 31, 1998 and 1997, respectively.

As a result of "SOP" 98-5 (Note 1), the remaining unamortized organization costs of $1,103 have been expensed during 1998.

**NOTE 8—*Income Taxes:***

As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

| | December 31, | |
|---|---|---|
| | 1998 | 1997 |
| | % | % |
| U.S. Federal Statutory Tax Rate | 34 | -0- |
| U.S. Valuation Difference | (34) | -0- |
| Effective U.S. Tax Rate | -0- | -0- |
| Effective Tax Rate | -0- | -0- |

B) Items giving rise to deferred tax assets / liabilities are as follows:

| | December 31, | |
|---|---|---|
| | 1998 | 1997 |
| Deferred Tax Assets: | | |
| Tax Loss Carry-forward | $72,381 | $-0- |
| Deferred Tax Liability | | |
| Depreciation | 8,546 | -0- |
| Valuation Allowance | 63,835 | -0- |
| Net Deferred Tax Assets / Liability | $ -0- | $-0- |

C) During 1997, the Company conducted its business under the umbrella of a limited liability corporation. As such, the accompanying financial statements do not include a provision or liability

**NOTE 8—*Income Taxes: (Continued)***

for federal income taxes due to the fact that the members are taxed individually on their share of company earnings.

**NOTE 9—*Related Party Transactions:***

As stated in note 4, the Company has borrowed money from M. McClere (CEO of the Company) in the form of two notes. The first note, in the amount of $22,000, had been due November 13, 1998 and has since become payable upon demand. The second note, in the amount of $30,000, is due on or before March 31, 1999. These notes have been repaid during 1999. (see Note 4)

**NOTE 10—*Significant Customers:***

The Company had gross revenues of $1,090,215 and $113,520 for the years ended December 31, 1998 and 1997, respectively. The following party individually represents more than ten percent of these revenues.

| | December 31, 1998 | | December 31, 1997 | |
|---|---|---|---|---|
| **Customer** | **Amount** | **Percentage** | **Amount** | **Percentage** |
| Enron Corp. | $213,813 | 19.61% | $-0- | 0.00% |

**NOTE 11—*Earnings Per Share:***

The following table sets forth the computation of basic and diluted earnings per share:

| | For the Year Ended December 31, 1998 | | |
|---|---|---|---|
| | **Income (Numerator)** | **Shares (Denominator)** | **Per-Share Amount** |
| Net Loss | $(252,316) | | |
| Basic EPS: | | | |
| Loss available to common stockholders | (252,316) | 8,321,902 | $(0.03) |
| Effect of Dilutive Securities: | | | |
| Warrants | -0- | 1,500,000 | |
| Diluted EPS: | | | |
| Loss available to common stockholders and assumed conversions | $(252,316) | 9,821,902 | $(0.03) |

**NOTE 11—*Earnings Per Share: (Continued)***

| | For the Year Ended December 31, 1997 | | |
|---|---|---|---|
| | Income (Numerator) | Shares (Denominator) | Per-Share Amount |
| Net Income | $8,338 | | |
| Basic EPS: | | | |
| Income available to common stockholders | 8,338 | 1,562,500 | $0.01 |
| Effect of Dilutive Securities: | -0- | -0- | |
| Diluted EPS: | | | |
| Income available to common stockholders and assumed conversions | $8,338 | 1,562,500 | $0.01 |

For the years ended December 31, 1998 and 1997, no anti-dilutive securities existed.

For the period January 1, 1999 to May 18, 1999, there were no transactions that would have materially changed the number of common shares or potential common shares outstanding.

**NOTE 12—*Stock Options:***

The Company has adopted a stock option plan that provides for the granting to officers and key employees of the Company options to acquire stock in the Company. (see Note 14)

**NOTE 13—*Commitments and Contingent Liabilities:***

Coinciding with the reverse merger with Southeast Tire Recycling, Inc. (Southeast), the former management of Southeast established a trust to provide for the orderly liquidation of any alleged claims existing at the date of acquisition. Certain shareholders of Southeast have contributed 36,366 free trading shares of the Company's common stock to the trust to satisfy approximately $85,000 of alleged claims. Due to the resignation of the trustee, the trust shares have been deposited in the registry of the Harris County, Texas District Court, and the Company has been named a nominal defendant in an Interpleader action. The Company intends to vigorously defend its position by requesting that the court release the stock for payment of all alleged claims as was originally intended. Additionally, the Company's management does not expect that the results of this legal proceeding will have a material adverse effect on the Company's financial condition or results of operations.

The Company has entered into an employment contract with John Diaz, the principal of the company involved in the asset purchase discussed in Note 5. The agreement provides that Mr. Diaz will be compensated with a gross annual salary of $65,000. Additionally, Mr. Diaz will receive the Company's restricted common stock valued at $150,000 in the event Mr. Diaz brings to the Company $1,000,000 worth of new business within one year of the date of execution of the Asset Purchase Agreement between the Company and Vidatel. This incentive is subject to such new business being generated by Mr. Diaz's sole sales efforts.

**NOTE 13—*Commitments and Contingent Liabilities: (Continued)***

The Company had entered into a three-year employment contract with Michael Callihan. The agreement provides that Mr. Callihan shall be compensated with a gross annual salary of $70,000 for the initial year with raises of not less than ten percent per year on the first and second anniversaries of the effective date. In addition to the annual salary, the employee shall be entitled to receive commissions equal to one percent for the first year and one-half of one percent for the second year of the purchase price of any acquisition brought to the Company's attention while Mr. Callihan is employed by the Company. Mr. Callihan voluntarily resigned his position with the Company thus negating the employment contract. Subsequent to his resignation, Mr. Callihan has brought suit against the Company alleging fraud. The Company intends to vigorously defend its position and does not expect this proceeding to have a material adverse effect on the Company's financial condition or results of operations.

During November 1998, the Company entered into a one-year investor-relations contract with Investments 101, Ltd. (Investments). Investments was to provide a variety of services including but not limited to advertising, public relations, and the normal maintenance of the Company's web page in exchange for 50,000 shares of the Company's restricted common stock. The contract was terminated in January 1999. (see Note 14).

The Company now leases its primary office space for $1,259 per month under a month to month lease. For the years ended December 31, 1998 and 1997, rental expenses of $15,108 and $4,792 were incurred, respectively. As a result, there are no future obligations under this lease agreement. Subsequent to December 31, 1998, the Company has entered into a long-term lease agreement with 2000 North Loop, L.P. for its office space. (see Note 14)

Future minimum payments under this subsequent lease agreement are as follows:

| December 31, | Amount |
|---|---|
| 1999 | $ 56,504 |
| 2000 | 86,708 |
| 2001 | 87,684 |
| 2002 | 89,628 |
| 2003 | 30,200 |
| Totals | $350,724 |

As a result of the acquisition of Archer Mickelson Technologies, LLC (see Note 14), the Company now leases an office warehouse located at 5250 Gulfton, Suite 2E, Houston Texas 77081. The lease is a three-year lease ending September 30, 2001 with fixed monthly payments of $985.

**NOTE 13—*Commitments and Contingent Liabilities: (Continued)***

Future minimum payments under this lease agreement are as follows:

| December 31, | Amount |
|---|---|
| 1999 | $ 7,880 |
| 2000 | 11,820 |
| 2001 | 8,865 |
| Totals | $28,565 |

**NOTE 14—*Subsequent Events:***

In April 1999, the Company completed a private placement of its common stock in accordance with Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. This private placement was completed with the Company having issued 3,105,000 shares of common stock for $981,250 cash and $18,750 in services performed.

Subsequent to December 31, 1998, the Company has entered into a non-cancelable lease for its office space with 2000 North Loop, L.P. This forty-eight(48) month lease will commence May 1, 1999 and expire April 30, 2003. The initial monthly payment under this agreement will be in the amount of $7,063 which will be increased by 3.45% over the base year during the second and forth years annually.

The Company has formed two wholly owned subsidiaries; ClearWorks Residential Services, Inc. and ClearWorks Commercial Services, Inc. These two newly created entities will service the operations of the residential and commercial markets, respectively, for their parent, ClearWorks.net, Inc.

In April 1999, the Company sold an additional one million restricted shares of the Company's common stock through a private placement. In exchange for these shares, the Company received one million dollars.

As stated in Note 13, the Company terminated its contract with Investments (a public relations firm) because the Company believed Investments was not performing according to the contract. As a result, Investments returned the initial 50,000 shares of the Company's restricted common stock in exchange for 12,500 shares of the Company's restricted common stock and $3,580 in cash.

On April 30, 1999, the Company acquired Archer Mickelson Technologies L.L.C. (Archer), a systems-integration firm located in Houston, Texas, in a business transaction accounted for as a purchase. In exchange for one hundred percent ownership of Archer, the Company paid $50,000 in cash and issued 75,000 shares of its restricted common stock to the sole member. The total cost of the transaction was $130,500, which exceeded fair market value of the net assets of Archer by $76,183. The excess will be treated as goodwill and amortized using the straight-line method over a period of five (5) years.

The Company has been named as a defendant in a lawsuit involving a former employee of the Company. The suit alleges breach of contract. The Company intends to vigorously defend its position.

The Company has entered into an agreement with Merger Communications (Merger), a public relations consultant, whereby Merger will develop, implement, and maintain an ongoing program to

**NOTE 14—*Subsequent Events: (Continued)***

increase the investment community's awareness of the Company's activities and to stimulate the investment community's interest in the Company. As compensation for these services, Merger will be paid in cash and common stock as outlined in the agreement.

The Company has entered into an agreement with Castle Developments, Ltd. (Castle), a management-consulting firm, whereby Castle will provide management consulting and advisory services. As compensation for these services, Castle will be paid in cash and common stock as outlined in the agreement.

Subsequent to December 31, 1998, the Company signed a letter of intent to acquire Link Two Communications, Inc. Link Two Communications, Inc. is a leading provider of two-way paging systems. The terms and conditions of the letter have not yet been disclosed and are subject to expiration on June 30, 1999 if not executed.

Subsequent to December 31, 1998, the Company was in negotiation to borrow funds through the issuance of a convertible note payable to KMA Investments. The initial note is anticipated to be in the amount of $801,512, to carry interest at the rate of twelve percent per annum, and to be payable on or before July 9, 2000. It also is anticipated that for the thirty day period beginning July 9, 2000, the note will be convertible, at the note-holder's option, into the Company's common stock at the rate of one share of common stock for every $1.375 of principal and accrued interest.

On May 12, 1999, the Company adopted a stock option plan (Plan) which provides for the granting to officers and key employees of the Company options to acquire stock in the Company. Such plan is intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 as well as certain other options to purchase shares of Common Stock which are not intended to receive special income tax treatment under the Code. Adoption and approval of the plan by the stockholders is currently pending and will be voted on at a stockholders meeting to be held in late 1999. Subject to approval by the shareholders of the Company, the Board reserved for issuance upon the exercise of stock options granted pursuant to the Plan ten million (10,000,000) shares of common stock. Shannon McLeroy and Michael McClere were appointed to act as the members of the Stock Option Committee of the Board of Directors for the purpose of administering the Plan and, commencing on the date of adoption by the Board of the Plan and until otherwise provided by resolutions of the Board of Directors and subject to the approval by the shareholders of the Company of the Plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the Plan.

## CLEARWORKS.NET, INC.
## INDEX

**CLEARWORKS.NET, INC. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**SEPTEMBER 30, 1999 AND 1998**

**(UNAUDITED)**

| | 1999 | 1998 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash | $ 102,000 | $ 90,000 |
| Accounts receivable: | | |
| Trade, net | 1,079,000 | 167,000 |
| Other | 11,000 | 4,000 |
| Note receivable | 58,000 | 0 |
| Inventories | 34,000 | 0 |
| Prepaid expenses | 4,000 | 0 |
| | 1,288,000 | 261,000 |
| Property and equipment: | | |
| Operating facilities | 2,176,000 | 194,000 |
| Furniture, fixtures and equipment | 124,000 | 6,000 |
| | 2,300,000 | 200,000 |
| Accumulated depreciation | (54,000) | (7,000) |
| | 2,246,000 | 193,000 |
| Other assets: | | |
| Goodwill | 699,000 | 497,000 |
| Accumulated amortization | (169,000) | (41,000) |
| Deposits | 27,000 | 3,000 |
| | 557,000 | 459,000 |
| | $ 4,091,000 | $913,000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable, trade | $ 924,000 | $ 2,000 |
| Accrued expenses | 153,000 | 50,000 |
| Current maturities of long-term debt | 814,000 | 374,000 |
| Note payable, shareholder | 0 | 52,000 |
| | 1,891,000 | 478,000 |
| Long-term debt, net of current maturities | 40,000 | 0 |
| Shareholders' equity: | | |
| Common stock, $.001 par value; 50,000,000 shares authorized; 16,958,159 and 8,030,210 shares issued and outstanding at September 30, 1999 and 1998, respectively | 17,000 | 8,000 |
| Paid-in capital | 3,179,000 | 515,000 |
| Retained deficit | (1,036,000) | (88,000) |
| | 2,160,000 | 435,000 |
| | $ 4,091,000 | $913,000 |

See accompanying notes to these unaudited consolidated financial statements.

**CLEARWORKS.NET, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998**

**(UNAUDITED)**

| | 1999 | | 1998 | |
|---|---|---|---|---|
| | **Three Months** | **Nine Months** | **Three Months** | **Nine Months** |
| Revenues | $1,027,000 | $2,052,000 | $231,000 | $546,000 |
| Cost of goods sold: | | | | |
| Materials and supplies | 365,000 | 635,000 | 3,000 | 38,000 |
| Direct labor and related costs | 357,000 | 650,000 | 174,000 | 389,000 |
| Other operating costs | 33,000 | 88,000 | 2,000 | 7,000 |
| Depreciation | 20,000 | 41,000 | 7,000 | 7,000 |
| | 775,000 | 1,414,000 | 186,000 | 441,000 |
| Gross profit | 252,000 | 638,000 | 45,000 | 105,000 |
| Selling, general and administrative: | | | | |
| Salaries and related expenses | 212,000 | 375,000 | 3,000 | 9,000 |
| Advertising and promotion | 13,000 | 28,000 | 2,000 | 8,000 |
| Incentive compensation | 0 | 134,000 | 0 | 0 |
| Other support costs | 450,000 | 746,000 | 70,000 | 108,000 |
| Amortization | 33,000 | 98,000 | 25,000 | 41,000 |
| | 708,000 | 1,381,000 | 100,000 | 166,000 |
| Loss from operations before other income/expense | (456,000) | (743,000) | (55,000) | (61,000) |
| Other income/expense: | | | | |
| Interest income | 55,000 | 55,000 | 0 | 0 |
| Interest expense | (11,000) | (24,000) | 0 | 0 |
| Loss before income taxes | (412,000) | (712,000) | (55,000) | (61,000) |
| Income taxes | (45,000) | (45,000) | 0 | 0 |
| Net loss | $ (457,000) | $ (757,000) | $ (55,000) | $ (61,000) |
| Earnings (loss) per share: | | | | |
| Basic (Note 2) | $ (.03) | $ (.05) | $ (.01) | $ (.01) |
| Diluted (Note 2) | $ (.03) | $ (.04) | $ (.01) | $ (.01) |

See accompanying notes to these unaudited consolidated financial statements.

**CLEARWORKS.NET, INC. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998**

**(UNAUDITED)**

| | 1999 | | 1998 | |
|---|---|---|---|---|
| | Three Months | Nine Months | Three Months | Nine Months |
| Cash flows from operating activities: | | | | |
| Net loss | $(457,000) | $ (757,000) | $ (55,000) | $ (61,000) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | | | | |
| Depreciation and amortization | 53,000 | 139,000 | 32,000 | 48,000 |
| Stock issued for compensation and services | 0 | 104,000 | 0 | 0 |
| Increase in accounts receivable | (264,000) | (865,000) | (116,000) | (93,000) |
| (Increase) decrease in notes receivable | 142,000 | (58,000) | 0 | 0 |
| Decrease in deferred advertising | 0 | 5,000 | 0 | 0 |
| Increase in inventories | 0 | (22,000) | 0 | 0 |
| Increase in deposits | 0 | (25,000) | (1,000) | (2,000) |
| Increase (decrease) in accounts payable | 337,000 | 914,000 | 1,000 | (15,000) |
| Increase (decrease) in accrued expenses | 91,000 | (63,000) | 36,000 | 36,000 |
| Total adjustments | 359,000 | 129,000 | (48,000) | (26,000) |
| Net cash used by operating activities | (98,000) | (628,000) | (103,000) | (87,000) |
| Cash flows from investing activities: | | | | |
| Cash received during acquisitions | 0 | 15,000 | 0 | 14,000 |
| Acquisitions | 0 | (50,000) | 0 | (40,000) |
| Capital expenditures | (656,000) | (1,871,000) | (97,000) | (177,000) |
| Purchase of property and equipment | (37,000) | (161,000) | 0 | (5,000) |
| Net cash used by investing activities | (693,000) | (2,067,000) | (97,000) | (208,000) |
| Cash flows from financing activities: | | | | |
| Borrowings (repayments) against notes payable | 792,000 | 782,000 | 217,000 | 381,000 |
| Proceeds from common stock sales, net | 0 | 1,853,000 | 0 | 0 |
| Net cash provided by financing activities | 792,000 | 2,635,000 | 217,000 | 381,000 |
| Net increase (decrease) in cash | 1,000 | (60,000) | 17,000 | 86,000 |
| Cash at the beginning of the period | 101,000 | 162,000 | 73,000 | 4,000 |
| Cash at the end of the period | $ 102,000 | $ 102,000 | $ 90,000 | $ 90,000 |
| Supplemental disclosures of cash flow Information: | | | | |
| Interest paid | $ 9,000 | $ 14,000 | $ 0 | $ 0 |
| Taxes paid | $ 45,000 | $ 45,000 | $ 0 | $ 0 |
| Supplemental disclosures of non-cash investing activities: | | | | |
| Fair value of assets acquired | $ 0 | $ 95,000 | $ 0 | $ 462,000 |
| Fair value of capital stock issued | $ 0 | $ 60,000 | $ 0 | $ 454,000 |
| Liabilities assumed | $ 0 | $ 35,000 | $ 0 | $ 17,000 |

See accompanying notes to these unaudited consolidated financial statements.

## CLEARWORKS.NET, INC AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

## SEPTEMBER 30, 1999 AND 1998

## (UNAUDITED)

| | Shares of Common Stock | Common Stock | Preferred Stock | Paid-in Capital | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| December 31, 1997 | 6,250,000 | $ 6,000 | $ 0 | $ (5,000) | $ 8,000 | $ 9,000 |
| Conversion from LLC to C-Corp | | | | 35,000 | (35,000) | 0 |
| Stock issued for merger with Southeast Tire Recycling, Inc. | 1,543,960 | 2,000 | | (2,000) | | 0 |
| Stock issued for acquisitions: | | | | | | |
| InfraResources, L.L.C. | 80,000 | | | 165,000 | | 165,000 |
| Team Renaissance, Inc. | 156,250 | | | 322,000 | | 322,000 |
| Net loss as of Sept. 30, 1998 | | | | | (61,000) | (61,000) |
| Total shareholders' equity as of Sept. 30, 1998 | 8,030,210 | $ 8,000 | $ 0 | $ 515,000 | $ (88,000) | $ 435,000 |
| December 31, 1998 | 11,460,249 | $11,000 | $ 0 | $1,153,000 | $ (279,000) | $ 885,000 |
| Stock issued for acquisition of Archer-Mickelson Tech., L.L.C. | 75,000 | | | 75,000 | | 75,000 |
| Stock issued for cash | 4,132,500 | 4,000 | | 1,849,000 | | 1,853,000 |
| Stock issued for incentive compensation | 375,000 | 1,000 | | 93,000 | | 94,000 |
| Stock issued for syndication costs at $.25 per share | 945,410 | 1,000 | | (1,000) | | 0 |
| Stock issued for services | 30,000 | | | (10,000) | | (10,000) |
| Stock cancelled | (60,000) | | | | | |
| Net loss as of Sept. 30, 1999 | | | | | (757,000) | (757,000) |
| Total shareholders' equity as of Sept. 30, 1999 | 16,958,159 | $17,000 | $ 0 | $3,179,000 | $(1,036,000) | $2,160,000 |

See accompanying notes to these unaudited consolidated financial statements

**CLEARWORKS.NET, INC. AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**SEPTEMBER 30, 1999**

**(UNAUDITED)**

**Note 1. Significant Accounting Policies**

The unaudited financial statements included herein for the Company for the three month and nine month periods ended September 30, 1999 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto for the annual periods ended December 31, 1998 and 1997.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

a) Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

| | Years |
|---|---|
| Machinery and equipment | 7 |
| Furniture and fixtures | 7 |
| Operating facilities | 15 |

Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

b) Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and is being amortized using the straight-line method over five years.

**Note 2. Net Earnings Per Common Share**

Net earnings per common share is shown as both primary and fully diluted. Primary earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Fully diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents.

**Note 2. Net Earnings Per Common Share (Continued)**

The following table sets for the computation of basic and diluted earnings per share:

| | Nine Months Ended September 30, 1999 | | Nine Months Ended September 30, 1998 | |
|---|---|---|---|---|
| | Basic | Diluted | Basic | Diluted |
| Numerator: | | | | |
| Net loss | $ (757,000) | $ (757,000) | $ (61,000) | $ (61,000) |
| Denominator: | | | | |
| Weighted average shares | 15,301,957 | 17,431,290 | 7,410,557 | 8,743,890 |
| Earnings per share | $ (.05) | $ (.04) | $ (.01) | $ (.01) |

| | Three Months Ended September 30, 1999 | | Three Months Ended September 30, 1998 | |
|---|---|---|---|---|
| | Basic | Diluted | Basic | Diluted |
| Numerator: | | | | |
| Net loss | $ (457,000) | $ (457,000) | $ (55,000) | $ (55,000) |
| Denominator: | | | | |
| Weighted average shares | 15,301,957 | 17,431,290 | 7,410,557 | 8,743,890 |
| Earnings per share | $ (.03) | $ (.03) | $ (.01) | $ (.01) |

For the periods ended September 30, 1999 and 1998, no anti-dilutive securities existed.

**Note 3. Issuance of Common Stock**

During the nine month period ended September 30, 1999, the Company issued 5,497,910 shares of common stock. The following table summarizes the shares of common stock issued:

| | |
|---|---|
| Shares outstanding December 31, 1998 | 11,460,249 |
| Shares issued for cash | 4,132,500 |
| Shares issued for acquisitions | 75,000 |
| Shares issued for services | 975,410 |
| Shares issued for incentive compensation | 375,000 |
| Shares cancelled | (60,000) |
| Shares outstanding September 30, 1999 | 16,958,159 |

The Company issued 4,132,500 shares of its common in two separate issuances. The first issuance was in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under Section 3(b) of the Act. The second issuance was 1,000,000 shares of restricted common stock to two entities, neither of which is a director or executive officer of the Company, for cash consideration of $500,000 each or an aggregate of $1,000,000.

The Company issued 75,000 shares of its restricted common stock for the acquisition of Archer Mickelson Technologies, LLC.

**Note 3. Issuance of Common Stock (Continued)**

The Company issued 975,410 shares of its common stock to certain persons or entities as compensation for services performed on behalf of the Company.

The Company issued 375,000 shares of its restricted common stock to certain employees of the Company as incentive compensation for services under the Company's incentive compensation plan.

There were 60,000 shares of common stock returned to the Company, which were cancelled.

**Note 4. Business Combinations**

On April 30, 1999, the Company acquired Archer Mickelson Technologies, LLC ("Archer") a systems integration firm located in Houston, Texas. In exchange for one hundred percent (100%) of the membership interests of Archer, the Company paid $50,000 in cash and issued 75,000 shares of its restricted common stock to the sole member. The total purchase price paid for this acquisition was $130,500. Additionally, goodwill in the approximate amount of $76,000 resulted from this transaction. The Company amortizes goodwill using the straight-line method over a five year period.

The following pro forma (unaudited) information assumes the transaction related to Archer Mickelson Technologies, LLC had occurred on January 1, 1999.

**1999 Pro Forma Information**

| | ClearWorks.net | Archer Mickelson | Pro forma Adjustment | 9/30/99 Combined |
|---|---|---|---|---|
| Revenues | $2,052,000 | $285,000 | | $2,337,000 |
| Cost of sales | 1,414,000 | 185,000 | | 1,599,000 |
| Gross profit | 638,000 | 100,000 | | 738,000 |
| Operating expenses | 1,395,000 | 74,000 | 5,000 | 1,474,000 |
| Net income (loss) | $ (757,000) | $ 26,000 | $(5,000) | $ (736,000) |
| Earnings per share: | | | | |
| Basic | $ (0.05) | | | $ (0.05) |
| Diluted | $ (0.04) | | | $ (0.04) |

**Note 5. Notes Payable**

On August 4, 1999, the Company borrowed $801,512 and issued a convertible note payable. The note carries a twelve percent (12%) rate per annum and is payable on or before July 9, 2000. At maturity, the holder of the note has the right to convert the principal and unpaid interest of the note into restricted Company common stock

**Note 6. Subsequent Event**

On October 14, 1999, the Company issued a promissory note in the principal amount of $500,000. The note carries a twelve percent (12%) rate per annum and is payable on or before May 1, 2001.

**Dealer Prospectus Delivery Obligation**

**Until (insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.**

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**TABLE OF CONTENTS**



# CLEARWORKS.NET, INC.

## 4,183,334 shares of common stock

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## SELLING STOCKHOLDER PROSPECTUS

---

**January , 2000**

## PART II
## INFORMATION NOT REQUIRED IN PROSPECTUS

### Item 24. Indemnification Of Directors And Officers.

The provisions of the General Corporation Law of Delaware provide for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against costs, liabilities and expenses of any threatened, pending or completed action, suite or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its Certificate Of Incorporation a provision that eliminates and limits personal liability of a director for monetary damages for breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

> "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends, stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective..."

The Eleventh Article of the Articles of Incorporation of the Company provides that the Company shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.10 of the Company's Bylaws provides that the Company shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

**Item 25. Other Expenses Of Issuance And Distribution.**

The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Registrant in connection with the registration of the securities being offered. The selling stockholder will not pay any of the following expenses.

| | |
|---|---|
| Registration and filing fee | $ 1,976 |
| Printing(1) | $ 5,200 |
| Accounting fees(1) | $ 1,000 |
| Legal fees(1) | $20,500 |
| Miscellaneous(1) | $ 324 |
| Total(1) | $29,000 |

(1) Estimated

**Item 26. Recent Sales Of Unregistered Securities.**

During the period from April 1, 1998 through December 31, 1999, the Company issued shares of its common stock in the transactions described below which were not registered under the Securities Act of 1933 (the "1933 Act"). These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The individuals/entities receiving the shares are sophisticated investors who were knowledgeable about the Company's operations and financial condition at the time of receipt of the shares and were able to evaluate the risks and merits of receipt of the shares, and, in the case of the persons receiving stock for services, each of them agreed to accept the shares as compensation for the designated portions of the services they had performed. These transactions included the following:

(a) The separate issuances to 17 persons or entities, none of whom was a director or executive officer, of an aggregate of 3,430,510 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $498,000.

(b) Issuance of an aggregate of 2,409,289 shares in connection with the acquisitions described under "BUSINESS AND PROPERTIES".

(c) Issuance of 1,800,000 shares to an entity, which entity is not affiliated with a director or executive officer of the Company, for cash consideration of $450,000.

(d) Issuances of 500,000 shares each to two entities, neither of which is affiliated with a director or executive officer of the Company, for cash consideration of $500,000 each or an aggregate of $1,000,000.

(e) Issuance of 272,550 shares as payment of $23,700 outstanding principal and $3,555 accrued interest on a promissory note held by KMA Investments.

(f) The issuance of a $801,512 convertible note to KMA Investments. All principal and accrued and unpaid interest on this note is convertible into shares of the Company's common stock at the rate of one share of common stock for every $1.375 of principal or accrued interest converted.

During the period from November 30, 1998 through April 6, 1999, the Company offered and sold 3,105,000 shares of the Company's common stock for an aggregate of $1,000,000, including $981,250 in cash and $18,750 of services provided to the Company, at prices ranging from $.25 per share to $1.50 per share. These shares were issued in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under Section 3(b) of the Act. The proceeds

were used by the Company for working capital, marketing, recruitment of engineers, sales and administrative staff expansion, and acquisitions.

On December 13, 1999, the Company sold certain of its securities to Candlelight Investors LLC. The securities consisted of the following: a $3,000,000 face value convertible debenture which accrues interest at six percent per year (the "6% Convertible Debenture"); warrants to purchase up to 210,000 shares of the Company's common stock; the right to acquire an additional $2,000,000 face value 6% Convertible Debenture; and, the right to acquire additional warrants to purchase up to 140,000 shares of common stock. The securities were sold in a private placement transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The transaction resulted in total proceeds to the Company of $3,000,100.

**Item 27. Exhibits.**

The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

| Number | Description |
|---|---|
| 2(a) | Agreement And Plan Of Acquisition (United Computing Group, Inc. and United Consulting Group, Inc.)* |
| 3(i) | Articles of Incorporation of the Registrant** |
| 3(ii) | Amendment to Articles of Incorporation** |
| 3(iii) | Bylaws of the Registrant** |
| 4(a) | Specimen Stock Certificate *** |
| 4(b) | Convertible Note Regarding KMA Investments *** |
| 4(c) | Form of Debenture (Issued or to be issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 4(d) | Form of Warrant (Issued or to be issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 4(e) | Conditional Warrant (Issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 5(a) | Opinion of Patton Boggs LLP concerning the legality of the securities being offered |
| 10(a) | Plan and Agreement of Merger and Reorganization ** |
| 10(b) | Certificate of Merger of Southeast Tire Recycling, Inc. into ClearWorks Technologies, Inc.** |
| 10(c) | Certificate of Authority to Transact Business in Texas** |
| 10(d) | Agreement for Purchase of Common Stock (By Southeast Tire Recycling, Inc. of Millennium)** |
| 10(e) | Addendum to Agreement for Purchase of Common Stock** |
| 10(f) | Stock Option Plan** |
| 10(g) | Stock Warrant Plan** |
| 10(h) | Agreement of Merger and Plan of Reorganization (infraResources)** |
| 10(i) | Agreement of Merger and Plan of Reorganization (Team Renaissance)** |
| 10(j) | Asset Purchase Agreement (Vidatel)** |
| 10(k) | Agreement and Plan of Acquisition (Archer Mickelson Technologies, Inc.)** |

| Number | Description |
|---|---|
| 10(l) | Agreement regarding strategic business alliance with Land Tejas Development, L.L.C.)*** |
| 10(m) | Securities Purchase Agreement (See also Exhibits 4(c), 4(d) and 4(e) to this Registration Statement on Form SB-2 for the forms of securities issued or to be issued pursuant to this agreement) |
| 10(n) | Promissory Note ($500,000—NTL Securities) |
| 10(o) | Loan Agreement ($150,000—Michael T. McClere) |
| 23(a) | Consent of Patton Boggs LLP (included in Opinion in Exhibit 5(a)) |
| 23(b) | Consent of McManus & Co., P.C. |
| 24(a) | Power of Attorney (included in Part II of Registration Statement) |

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* Incorporated by reference from Exhibit 2 to Registrant's Current Report on Form 8-K, which was filed on January 7, 2000.

** Incorporated by reference from Registrant's Form 10-SB, which was filed on June 29, 1999.

*** Incorporated by reference from Registrant's Form 10-SB/A-1, which was filed on September 20, 1999.

**Item 28. Undertakings.**

1. The Company hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in Registration Statement (or the most recent post-effective amendment thereof); and

(3) to include any additional or changed material information on the plan of distribution.

(b) That for determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the option of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or a controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or a controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

## SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas, on January 12, 2000.

CLEARWORKS.NET, INC.

By: /s/ MICHAEL T. MCCLERE

Michael T. McClere,
*Chief Executive Officer*

## POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures appearing below to this Registration Statement hereby constitute and appoint Michael T. McClere or Shannon D. McLeroy, and each or either of them, with full power of substitution, as attorney-in-fact in their names, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite their name and hereby ratify all that said attorney-in-fact and each of them or his substitutes may do by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, the Registration Statement was signed by the following persons in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ MICHAEL T. MCCLERE<br>Michael T. McClere | Chief Executive Officer (Principal Executive Officer); and Chairman Of The Board | January 12, 2000 |
| /s/ SHANNON D. MCLEROY<br>Shannon D. McLeroy | President; and Secretary | January 12, 2000 |
| /s/ CARL A. CHASE<br>Carl A. Chase | Chief Financial Officer; and Treasurer (Principal Financial Officer and Principal Accounting Officer) | January 12, 2000 |
| /s/ DENNIS MAJESKI<br>Dennis Majeski | Director | January 11, 2000 |
| Raymond G. Harrell III | Director | January , 2000 |

## EXHIBIT INDEX

The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

| Number | Description |
|---|---|
| 2(a) | Agreement And Plan Of Acquisition (United Computing Group, Inc. and United Consulting Group, Inc.)* |
| 3(i) | Articles of Incorporation of the Registrant** |
| 3(ii) | Amendment to Articles of Incorporation** |
| 3(iii) | Bylaws of the Registrant** |
| 4(a) | Specimen Stock Certificate *** |
| 4(b) | Convertible Note Regarding KMA Investments *** |
| 4(c) | Form of Debenture (Issued or to be issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 4(d) | Form of Warrant (Issued or to be issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 4(e) | Conditional Warrant (Issued pursuant to the Securities Purchase Agreement included as Exhibit 10(m) to this Registration Statement on Form SB-2) |
| 5(a) | Opinion of Patton Boggs LLP concerning the legality of the securities being offered |
| 10(a) | Plan and Agreement of Merger and Reorganization ** |
| 10(b) | Certificate of Merger of Southeast Tire Recycling, Inc. into ClearWorks Technologies, Inc.** |
| 10(c) | Certificate of Authority to Transact Business in Texas** |
| 10(d) | Agreement for Purchase of Common Stock (By Southeast Tire Recycling, Inc. of Millennium)** |
| 10(e) | Addendum to Agreement for Purchase of Common Stock** |
| 10(f) | Stock Option Plan** |
| 10(g) | Stock Warrant Plan** |
| 10(h) | Agreement of Merger and Plan of Reorganization (infraResources)** |
| 10(i) | Agreement of Merger and Plan of Reorganization (Team Renaissance)** |
| 10(j) | Asset Purchase Agreement (Vidatel)** |
| 10(k) | Agreement and Plan of Acquisition (Archer Mickelson Technologies, Inc.)** |
| 10(l) | Agreement regarding strategic business alliance with Land Tejas Development, L.L.C.)*** |
| 10(m) | Securities Purchase Agreement (See also Exhibits 4(c), 4(d) and 4(e) to this Registration Statement on Form SB-2 for the forms of securities issued or to be issued pursuant to this agreement) |
| 10(n) | Promissory Note ($500,000—NTL Securities) |
| 10(o) | Loan Agreement ($150,000—Michael T. McClere) |
| 23(a) | Consent of Patton Boggs LLP (included in Opinion in Exhibit 5(a)) |
| 23(b) | Consent of McManus & Co., P.C. |
| 24(a) | Power of Attorney (included in Part II of Registration Statement) |

* Incorporated by reference from Exhibit 2 to Registrant's Current Report on Form 8-K, which was filed on January 7, 2000.

** Incorporated by reference from Registrant's Form 10-SB, which was filed on June 29, 1999.

*** Incorporated by reference from Registrant's Form 10-SB/A-1, which was filed on September 20, 1999.